
13000528


RPC
An Oil & Gas Services Company

# CONTINUED COMMITMENT.
# A SOLID FOUNDATION.

ANNUAL REPORT 2012

# RPC, INC.
# AN OIL AND GAS SERVICES COMPANY

RPC, Inc. is an oil and gas services company that provides a broad range of specialized oilfield services and equipment to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties throughout the United States and in selected international markets. RPC is headquartered in Atlanta, Georgia, and its common shares are traded on the New York Stock Exchange under the ticker symbol RES. Visit our corporate website at www.rpc.net.





On the Cover: An RPC employee operating a power tong on one of RPC's hydraulic drilling units.

# FINANCIAL HIGHLIGHTS



$876,977
$587,863
$1,096,384
$1,809,807
$1,945,023
08
09
10
11
12


## REVENUES
*(dollars in thousands)*

$83,403
$(22,745)
$146,742
$296,381
$274,436
08
09
10
11
12

## NET INCOME (LOSS)
*(dollars in thousands)*



$0.11
$0.10
$0.09
$0.21
$0.52
08
09
10
11
12


## ANNUAL DIVIDENDS PER SHARE



$0.38
$(0.11)
$0.67
$1.35
$1.27
08
09
10
11
12
$261,397
$99,110
$373,508
$662,155
$659,464
08
09
10
11
12


## DILUTED EARNINGS (LOSS) PER SHARE

## EBITDA
*(dollars in thousands)*


CUDD
ENERGY SERVICES
USDOT 1402874

# DEAR STOCKHOLDERS

During 2012, our industry's activity levels moderated relative to the growth that we experienced in 2010 and 2011. The U.S. domestic rig count rose during the first and second quarters, but in the third quarter it began to decline as low natural gas prices discouraged natural gas-directed drilling.

We increased the size of our fleet of revenue-producing equipment and took our final deliveries of pressure pumping equipment early in the third quarter of 2012. RPC benefited from oil prices that remained high enough to encourage our customers to drill both in the oil-rich Permian Basin and the newer oil-directed shale plays in North Dakota and South Texas. Oil-directed drilling is increasingly important for RPC, because by the end of 2012, natural gas-directed drilling declined to levels not seen since the second quarter of 1999. While natural gas prices began to recover slightly by the end of the year, they remained too low to encourage our customers to drill in the service-intensive shale plays which had been so active in the previous several years. Throughout 2012, we maintained a conservative capital structure and demonstrated our ability to react quickly and appropriately to changing market conditions.

The overall strong industry environment, our expanded fleet of equipment, and our locations in strong domestic U.S. oilfield markets allowed us to generate record revenues. Revenues for 2012 of $1.9 billion increased by 7.5 percent compared to $1.8 billion in 2011. Cost of revenues was $1.1 billion in 2012, an increase of 11.4 percent compared to 2011. The increase in these costs was due to the variable nature of many of these expenses, as well as increased employment costs. Cost of revenues as a percentage of revenues increased from 54.9 percent in 2011 to 56.9 percent in 2012 due to the cost increases as well as competitive pricing pressures for our services.

Selling, general and administrative expenses increased to $175.7 million in 2012, or 9.0 percent of revenues, compared to $151.3 million, or 8.4 percent of revenues, in 2011. Selling, general and administrative expenses increased by 16.2 percent during the year due to increases in total employment costs associated with more service locations and higher business activity levels. As a percentage of revenues, these costs also increased due to competitive pricing for our services, which continued to increase throughout 2012. Depreciation and amortization were $214.9 million in 2012, an increase of $35.0 million compared to $179.9 million in 2011. Depreciation and amortization increased by 19.5 percent in 2012 compared to 2011 due to capital expenditures we made in 2012, although this increase was lower than in previous years.

RPC reported an operating profit of $442.4 million in 2012, a decrease of 8.2 percent compared to $482.1 million in 2011. Although revenues increased in 2012, our costs of revenues and selling, general and administrative expenses increased by greater amounts. Our activity levels remained high, but competitive pricing for our services, as well as continued high service-intensive work that we performed in several U.S. domestic basins, impacted our profitability. Operating profit was 22.7 percent of revenues in 2012, compared to 26.6 percent of revenues in 2011. Interest expense decreased by 42.8 percent, from $3.5 million in 2011 to $2.0 million in 2012, due to a lower average balance on our revolving credit facility in 2012 as compared to 2011, which was achieved through improved working capital and capital expenditure discipline.

Net income for 2012 was $274.4 million compared to $296.4 million in 2011. Diluted earnings per share were $1.27, compared to $1.35 in 2011. RPC's earnings before interest, taxes, depreciation and amortization (EBITDA) were $659.5 million in 2012, a decrease of less than 1 percent compared to $662.2 million in 2011.

Our industry's indicators were mixed during 2012. The average U.S. domestic rig count during 2012 was 1,919, or 2.2 percent higher than in 2011. The rig count reached its highest point during the year in the second quarter, declined gradually during the remainder of the year, and at the end of 2012 was 10 percent lower than at the end of 2011. The average price of oil during 2012 was $94.20 per barrel, a decrease of less than 1 percent compared to 2011. Like the rig count, the price of oil reached a peak in the second quarter and declined gradually through the remainder of 2012. Although it declined, the price of oil remained high enough to encourage our customers to conduct drilling activities in the oil-directed basins in our domestic markets. The price of natural gas remained below 2011 levels during most of the year, although it began to increase toward the end of 2012. The average price of natural gas declined by 30.9 percent, from $3.95 per Mcf in 2011 to $2.73 per Mcf in 2012. The price of natural gas dampened our customers' activity levels during 2012 because its price was too low to encourage drilling and completion in the service-intensive natural gas shale plays. The price of benchmark natural gas liquids, which have become an increasingly important driver of our customers' activities in domestic liquids-rich basins, declined by 31.4 percent, from $1.46 per gallon in 2011 to $1.00 per gallon in 2012.

Our moderate revenue growth in 2012 was driven by a larger fleet of revenue-producing equipment, particularly in our pressure pumping and coiled tubing service lines, and higher activity levels in our downhole tools service line. Downhole tools has grown in U.S. domestic and international markets with a specialized service offering that is used in unconventional completion activities. During the last two quarters of 2012, however, stagnant activity levels and steady competitive pressures caused declining pricing in most of our service lines. This pricing pressure, along with high costs of several raw materials used in providing our services and fully staffed operational crews, led to lower operating, net income and earnings per share in 2012.

Our fiscal discipline, coupled with an uncertain operating environment, made it prudent for RPC to invest less in its fleet of revenue-producing equipment compared to 2011. During 2012 we invested $328.9 million in capital expenditures for new equipment and maintenance of existing equipment, a decline of $87.5 million, or 21.0 percent, compared to $416.4 million in 2011. Working capital declined as well, although inventories increased as we continued our efforts to secure scarce raw materials used to provide our services. At the end of 2012, the balance on our credit facility was $107.0 million, a decrease of $96.3 million compared to $203.3 million at the end of 2011. Our ratio of debt to total capital declined during 2012 and was once again lower than our peer group averages. Our credit facility and the cash generated from our operations continue to provide RPC with the liquidity to fund our capital requirements.

During 2012, RPC maintained its commitment to reward our stockholders for their investment in our company. We continued our 15-year tradition of quarterly dividends, and during the fourth quarter, we declared and paid a special dividend of $0.20 per share. At its most recent quarterly meeting in January 2013, the Board of Directors declared a 25 percent increase in the regular quarterly dividend payable in March. In addition, during 2012 we repurchased a record 2,622,250 shares of our common stock on the open market. We have used open market repurchases at appropriate valuations for many years as one method of creating value for our stockholders. RPC believes all of these actions reward our stockholders and enhance the long-term investment appeal of our common stock.

It was with mixed emotions that we received Wilton Looney's announcement that he will not seek reelection when his term as Director expires at our upcoming stockholders' meeting in April. Wilton has served as an RPC director for 29 years, since RPC's spin-off from our former parent company. His extensive financial and management expertise has made him an important member of four of our Board committees, and his experience as a chief executive officer and board chairman has helped us to manage our growth through many years in our highly cyclical industry. Wilton's wise counsel has been an invaluable contribution to our Board of Directors over the years, and RPC will miss his guidance. We wish him well in his retirement and continued involvement in the community.

We are proud of our operational execution and the tactical decisions that we made during 2012, and we are pleased to have continued to reward our stockholders with high returns. We are enthusiastic about the changing domestic energy landscape and our position in the market that allows us to capitalize on it. However, continued low natural gas prices and a declining rig count in the second half of 2012 and the first part of 2013 validate our conservative capital structure and recently implemented operational strategies. In 2013 we will continue to balance the long-term growth opportunities in our business with the need to mitigate the risks inherent with commodity price fluctuations and the potential for further downturns in the industry.

During 2012, RPC maintained its commitment to reward our stockholders for their investment in our company.

Sincerely,

R. Randall Rollins
Chairman of the Board

Richard A. Hubbell
President and Chief Executive Officer

# SERVICE LINES



## PRESSURE PUMPING

RPC's largest service line is pressure pumping, which accounted for 53 percent of RPC's 2012 revenues. Pressure pumping is a stimulation service that involves fracturing or acidizing a formation to initiate or stimulate production in new and existing customer wells, either at the completion of drilling or later in the well's life cycle. It is especially useful in unconventional completion activities, where exposing additional surface area in a formation is critical to enhanced flow of hydrocarbons from the formation.

Because of the growth of shale-related production activities, our customers' need for high-capacity, high-quality pressure pumping services has grown tremendously.

This service line has received the majority of our capital investments and is responsible for a great deal of our growth. Pressure pumping services involve using complex, truck-mounted equipment, so the mobility of this equipment permits our services to be performed in various geographic areas. RPC provides these services to customers in a number of U.S. domestic oil and gas producing regions, increasingly focused in the unconventional basins.

*Visit www.cuddpumping.com*



## COILED TUBING

Coiled tubing is a continuous reel of steel tubing that is unwound, straightened and inserted into a well to perform a variety of services in diverse environments. Coiled tubing is mobile and, because of this versatility, can be tripped in and out of a well more quickly than conventional tubing and, in many cases, enables the well to continue producing during well-servicing operations. RPC was a pioneer in coiled tubing, and today we see renewed interest in this market due to the unique requirements of unconventional wells and the enhanced capabilities of larger-diameter coiled tubing strings for use in these completion activities. Coiled tubing accounted for 11 percent of 2012 revenues.

*Visit www.cudd.com*



## DOWNHOLE TOOLS

RPC's downhole tools service line is dedicated to the coiled tubing and snubbing industry, specializing in working downhole tools under pressure during various fishing and drilling operations. This service line accounted for approximately 14 percent of RPC's revenues in 2012. Our downhole tools service line's engineering department has developed a complete line of downhole equipment, some proprietary in nature. This service line continues to lead its segment of the industry with the development of several new applications. Downhole situations are unpredictable, so determining the best method for solving downhole problems requires visualization skills and the ability to apply the best engineering solution. Our engineering staff understands the mechanical and fluid parameters of any downhole tool assignment. Because our services are especially suited for unconventional drilling and completion activities, the service line has experienced significant growth over the past several years. In addition to our domestic success, we now have regular opportunities in several international markets.

*Visit www.thrutubing.com*



## RENTAL TOOLS

The rental tools service line is the largest part of our support services segment and accounted for approximately 5 percent of RPC revenues for 2012. This service line rents equipment to customers for use in both onshore and offshore oil and gas well drilling, as well as completion and workover activities. Usually, operators and drilling contractors find it more economical to supplement their tool and tubular inventories with rental items instead of owning a complete inventory. Our facilities are located to serve major staging points for oil and gas activities throughout the Gulf Coast, mid-continent and Rocky Mountain regions for use in both onshore and offshore oil and gas well drilling, completion and workover activities. Our rental tools service line has some of the highest exposure to U.S. domestic oil production of any of our service lines due to our facilities' strategic locations.

*Visit www.pattersonservices.com*



## SNUBBING-HYDRAULIC WORKOVER

Snubbing-hydraulic workover has been an important service line due to its specialization. This service line contributed approximately 4 percent of our 2012 revenues. Snubbing-hydraulic workover is a well intervention service that uses a portable, hydraulic workover rig and crew to repair damaged casing, production tubing and downhole production equipment in a high-pressure environment and even to replace downhole equipment while maintaining pressure on the well. Snubbing-hydraulic workover requires significant experience and knowledge to perform this service safely and efficiently; therefore, this service is a small, specialized segment of the oil and gas industry. Hydraulic workover is increasingly used in unconventional completions which have extremely long lateral wellbores that coiled tubing cannot effectively service.

*Visit www.cudd.com*



## OILFIELD PIPE INSPECTION SERVICES, MANAGEMENT AND STORAGE

Our pipe inspection services include Full Body Electromagnetic and Phased Array Ultrasonic inspection of pipe used in oil and gas wells. These services are provided at both the Company's inspection facilities and at pipe mills in accordance with negotiated sales and/or service contracts. Our customers are major oil companies and steel mills, for which we provide in-house inspection services, inventory management and process control of tubing, casing and drill pipe. Our locations near the Gulf Coast are equipped with large-capacity cranes, specially designed forklifts and a computerized inventory system to serve a variety of storage and handling services for both oilfield and non-oilfield customers. Pipe inspection services accounted for approximately 2 percent of 2012 revenues.

*Visit www.pattersontubular.com*




N
N

## NITROGEN

Nitrogen is a safe, noncombustible and noncorrosive substance and has a variety of oilfield uses; it is used to complement several of our other service lines, including coiled tubing, snubbing and pressure pumping. There are a number of uses for nitrogen, an inert, noncombustible element, in providing services to oilfield customers and industrial users outside of the oilfield. For our oilfield customers, nitrogen can be used to clean drilling and production pipe and displace fluids in various drilling applications.

Nitrogen can also be used to create a fire-retardant environment in hazardous blowout situations and as a fracturing medium for our fracturing service line. Specialized equipment is required to deliver nitrogen safely and effectively to the well site. Nitrogen accounted for approximately 4 percent of RPC's revenues in 2012.

*Visit www.cuddenergyservices.com*



## WELL CONTROL

Well control specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires domestically and internationally, and is a service line we are known for in the industry. The Company's professional firefighting staff has many years of aggregate industry experience in responding to well fires and blowouts, and the successful performance of this service often leads to additional service opportunities. We perform these services all over the world and on short notice. In the past few years we have performed well control work in most oil-producing regions around the world. While well control accounted for less than 1 percent of RPC's 2012 revenues, it remains an important component of our service offerings.

*Visit www.cuddwellcontrol.com*

# MANAGING THROUGH THE CYCLES

In previous years' annual reports, we have shared with our stockholders our views regarding the changing domestic energy landscape and our ability to participate in this transformation. This evolution continued during 2012, as the number of unconventional wells drilled increased by approximately 5 percent, and rose to 71 percent of the total drilling rig count activity during the year. The growth in oil-directed drilling continued as well, and also comprised 71 percent of total drilling in 2012 compared to 52 percent in 2011.

Our view regarding the transformation of our energy landscape remains unchanged. The economics supporting U.S. domestic oil production and the expanded use of clean, abundant natural gas continue to be compelling. We are also gratified that the discussions continue among various constituents interested in environmental, economic and fiscal policy. We welcome the continued interest in our sector of the economy and are pleased by its progress.

However, we have always known that the oilfield services business is cyclical, as the industry in 2012 once again demonstrated. A combination of record high domestic natural gas production and several winters that were warmer than normal have suppressed natural gas prices to a sustained low level that discourages our customers from new natural gas-directed drilling projects, especially in the service-intensive shale resource plays which had been so active in previous years. In fact, at the end of 2012, the domestic natural gas drilling rig count had fallen to its lowest level since the second quarter of 1999. This trend continued early in 2013, as the natural gas rig count declined by more than 20 percent compared to the calendar year 2012 average. Our industry during 2012 was also marked by different activity levels in various geographic basins, as activity continued to decline in service-intensive natural gas shale plays, but was more robust in oil-directed domestic basins.

## OUR ENDURING STRATEGY

Our consistent response to the cyclical nature of our industry has been to maintain a solid capital structure which allows us to take advantage of business opportunities while also generating strong financial returns for our stockholders and enhancing our competitive position over the long term. During the latter part of 2011, we took decisive action to reduce our planned capital expenditures for 2012 as we realized that low natural gas prices were likely to continue to negatively impact activity levels in the service-intensive natural gas shale plays which had previously been so active. We received our last meaningful deliveries of revenue-producing equipment during the second quarter of 2012, and as a result, our capital expenditures declined from $416.4 million in 2011 to $328.9 million in 2012. As the chart on this page shows, RPC's ratio of debt to total capitalization at the end of 2012 was the lowest it has been in five years.

This capital discipline serves RPC and its stockholders well. In our market, an appropriate-sized fleet of revenue-producing equipment allows us to serve our customers and compete effectively without having to reduce our pricing to the same extent as some of our more aggressively capitalized peers. For our stockholders, we maintain a strong balance sheet which supports our ability to maintain our dividend and make appropriate stock repurchases. Over the long term, our practice of capital discipline increases our returns on invested capital and positions us to take advantage of new opportunities.

Our response to the enduring cyclicality of our industry in 2012 also included the movement of revenue-producing equipment fleets from domestic oilfield basins with declining activity levels to areas of greater potential. The diverging activity levels in various domestic basins is a result of high oil prices, and the resulting increase in activity in oil-producing shale plays, which contrasts with the declining activity in natural gas-directed basins. We were able to accomplish these fleet relocations because of our broad geographic footprint, favorable reputation for service quality and safety, and accumulated expertise in executing service-intensive completions.

We are proud of the continued enhancement of our strategic positioning in our markets and our strong capital structure. We look forward to participating in our domestic energy landscape's evolution for many years in the future.


28.0%
18.1%
18.4%
21.0%
10.6%
08
09
10
11
12
DEBT AS A PERCENTAGE OF TOTAL CAPITALIZATION

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**



# FORM 10-K

**(Mark One)**

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2012**

**Commission File No. 1-8726**

# RPC, INC.

| **Delaware** | **58-1550825** |
|---|---|
| **(State of Incorporation)** | **(I.R.S. Employer Identification No.)** |

**2801 BUFORD HIGHWAY,**
**SUITE 520**
**ATLANTA, GEORGIA 30329**
**(404) 321-2140**

Securities registered pursuant to Section 12(b) of the Act:

| *Title of each class* | *Name of each exchange on which registered* |
|---|---|
| **COMMON STOCK, $0.10 PAR VALUE** | **NEW YORK STOCK EXCHANGE** |

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of RPC, Inc. Common Stock held by non-affiliates on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $729,064,469 based on the closing price on the New York Stock Exchange on June 30, 2012 of $11.89 per share.

RPC, Inc. had 220,641,730 shares of Common Stock outstanding as of February 15, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders of RPC, Inc. are incorporated by reference into Part III, Items 10 through 14 of this report.

# PART I

Throughout this report, we refer to RPC, Inc., together with its subsidiaries, as "we," "us," "RPC" or "the Company."

## Forward-Looking Statements

Certain statements made in this report that are not historical facts are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements that relate to our business strategy, plans and objectives, and our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence the oilfield services market and our performance in the future. Forward-looking statements made elsewhere in this report include without limitation statements regarding our belief that sources of supply for various of our raw materials are adequate; our belief that the long-term prospects for our business are favorable due to the continued demand for hydrocarbons; our beliefs regarding natural gas prices, production levels and drilling activities; our belief that we will not enter into many additional contractual agreements to provide services to support drilling and completion programs during 2013; our belief that oil-directed drilling will continue to represent the majority of the total drilling rig count in the immediate future; our expectation to continue to focus on the development of international business opportunities in current and other international markets; our ability to obtain other customers in the event of a loss of our largest customers; the adequacy of our insurance coverage; the impact of lawsuits, legal proceedings and claims on our business and financial condition; our expectation to continue to pay cash dividends to the common stockholders subject to the earnings and financial condition of the Company and other relevant factors; our intention to increase our presence in areas in which drilling activity is directed towards oil; our belief that the U.S. domestic rig count may increase in 2013 but any increases are likely to be modest; our expectation of higher financial returns in domestic markets; our expectation regarding customer activity levels; our beliefs regarding competitive factors; our expectation that our debt covenants will not restrict our planned activities; our expectation that natural gas prices will remain low; our expectations regarding labor costs; our belief that the trend of an increased percentage of oil-directed drilling and a decreased percentage of gas-directed drilling will continue in the near term; our expectation that our consolidated revenues and financial performance will improve in 2013 compared to 2012; our ability to maintain sufficient liquidity and a conservative capital structure; our belief about the amount of the contribution to the defined benefit pension plan in 2013; our ability to fund capital requirements in the future; the estimated amount of our capital expenditures and contractual obligations for future periods; estimates made with respect to our critical accounting policies; and the effect of new accounting standards.

The words "may," "will," "expect," "believe," "anticipate," "project," "estimate," and similar expressions generally identify forward-looking statements. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements. See "Risk Factors" contained in Item 1A. for a discussion of factors that may cause actual results to differ from our projections.

## Item 1. Business

## Organization and Overview

RPC is a Delaware corporation originally organized in 1984 as a holding company for several oilfield services companies and is headquartered in Atlanta, Georgia.

RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of Mexico, Rocky Mountain and Appalachian regions, and in selected international markets. The services and equipment provided include, among others, (1) pressure pumping services, (2) downhole tool services (3) coiled tubing services, (4) snubbing services (also referred to as hydraulic workover services), (5) nitrogen services, (6) the rental of drill pipe and other specialized oilfield equipment, and (7) well control. RPC acts as a holding company for its operating units, Cudd Energy Services, Patterson Rental and Fishing Tools, Bronco Oilfield Services, Thru Tubing Solutions, Well Control School, and others. As of December 31, 2012, RPC had approximately 3,600 employees.

**Business Segments**

RPC's service lines have been aggregated into two reportable oil and gas services business segments, Technical Services and Support Services, because of the similarities between the financial performance and approach to managing the service lines within each of the segments, as well as the economic and business conditions impacting their business activity levels.

During 2012, approximately one percent of RPC's consolidated revenues were generated from offshore operations in the U.S. Gulf of Mexico. In addition, approximately one percent of RPC's consolidated revenues were generated from offshore operations in the offshore territory of New Zealand. We also estimate that 57 percent of our 2012 revenues were related to drilling and production activities for oil, and 43 percent were related to drilling and production activities for natural gas.

Technical Services include RPC's oil and gas service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. The demand for these services is generally influenced by customers' decisions to invest capital toward initiating production in a new oil or natural gas well, improving production flows in an existing formation, or to address well control issues. This business segment consists primarily of pressure pumping, downhole tools, coiled tubing, snubbing, nitrogen, well control, wireline and fishing. The principal markets for this business segment include the United States, including the southwest, mid-continent, Gulf of Mexico, Rocky Mountain and Appalachian regions, and in selected international markets. Customers include major multi-national and independent oil and gas producers, and selected nationally owned oil companies.

Support Services include RPC's oil and gas service lines that primarily provide equipment for customer use or services to assist customer operations. The equipment and services include drill pipe and related tools, pipe handling, pipe inspection and storage services, and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The principal markets for this segment include the United States, including the Gulf of Mexico, mid-continent, Rocky Mountain and Appalachian regions and project work in selected international locations in the last three years including primarily Canada, Latin America and the Middle East. Customers primarily include domestic operations of major multi-national and independent oil and gas producers, and selected nationally owned oil companies.

**Technical Services**

The following is a description of the primary service lines conducted within the Technical Services business segment:

*Pressure Pumping.* Pressure pumping services, which accounted for approximately 53 percent of 2012 revenues, 55 percent of 2011 revenues and 48 percent of 2010 revenues are provided to customers throughout Texas, and the Appalachian and mid-continent and Rocky Mountain regions of the United States. We primarily provide these services to customers in order to enhance the initial production of hydrocarbons in formations that have low permeability. Pressure pumping services involve using complex, truck or skid-mounted equipment designed and constructed for each specific pumping service offered. The mobility of this equipment permits pressure pumping services to be performed in varying geographic areas. Principal materials utilized in the pressure pumping business include fracturing proppants, acid and bulk chemical additives. Generally, these items are available from several suppliers, and the Company utilizes more than one supplier for each item. Pressure pumping services offered include:

*Fracturing* — Fracturing services are performed to stimulate production of oil and natural gas by increasing the permeability of a formation. Fracturing is particularly important in shale formations, which have low permeability, and unconventional completion, because the formation containing hydrocarbons is not concentrated in one area and requires multiple fracturing operations. The fracturing process consists of pumping fluid gel and sometimes nitrogen into a cased well at sufficient pressure to fracture the formation at desired locations and depths. Sand, bauxite or synthetic proppant, which is often suspended in gel, is pumped into the fracture. When the pressure is released at the surface, the fluid gel returns to the well surface, but the proppant remains in the fracture, thus keeping it open so that oil and natural gas can flow through the fracture into the production tubing and ultimately the well surface. In some cases, fracturing is performed in formations with a high amount of carbonate rock by an acid solution pumped under pressure without a proppant or with small amounts of proppant.

*Acidizing* — Acidizing services are also performed to stimulate production of oil and natural gas, but they are used in wells that have undergone formation damage due to the buildup of various materials that block the formation. Acidizing entails pumping large volumes of specially formulated acids into reservoirs to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and natural gas. Acidizing services can also enhance production in limestone formations.

*Downhole Tools.* Thru Tubing Solutions ("TTS") accounted for approximately 14 percent of 2012 revenues and 12 percent of 2011 and 2010 revenues. TTS provides services and proprietary downhole motors, fishing tools and other specialized downhole tools and processes to operators and service companies in drilling and production operations, including casing perforation at the completion stage of an oil or gas well. The services that TTS provides are especially suited for unconventional drilling and completion activities. TTS' experience providing reliable tool services allows it to work in a pressurized environment with virtually any coiled tubing unit or snubbing unit.

*Coiled Tubing.* Coiled tubing services, which accounted for approximately 11 percent of 2012 and 2011 revenues, and 10 percent of 2010 revenues, involve the injection of coiled tubing into wells to perform various applications and functions for use principally in well-servicing operations and more recently to facilitate completion of horizontal wells. Coiled tubing is a flexible steel pipe with a diameter of less than four inches manufactured in continuous lengths of thousands of feet and wound or coiled around a large reel. It can be inserted through existing production tubing and used to perform workovers without using a larger, more costly workover rig. Principal advantages of employing coiled tubing in a workover operation include: (i) not having to "shut-in" the well during such operations, (ii) the ability to reel continuous coiled tubing in and out of a well significantly faster than conventional pipe, (iii) the ability to direct fluids into a wellbore with more precision, and (iv) enhanced access to remote or offshore fields due to the smaller size and mobility of a coiled tubing unit compared to a workover rig. Increasingly, coiled tubing units are also used to support completion activities in directional and horizontal wells. Such completion activities usually require multiple entrances in a wellbore in order to complete multiple fractures in a pressure pumping operation. A coiled tubing unit can accomplish this type of operation because its flexibility allows it to be steered in a direction other than vertical, which is necessary in this type of wellbore. At the same time, the strength of the coiled tubing string allows various types of tools or motors to be conveyed into the well effectively. The uses for coiled tubing in directional and horizontal wells have been enhanced by improved fabrication techniques and higher-diameter coiled tubing which allows coiled tubing units to be used effectively over greater distances, thus allowing them to function in more of the completion activities currently taking place in the U.S. domestic market. There are several manufacturers of flexible steel pipe used in coiled tubing services, and the Company believes that its sources of supply are adequate.

*Snubbing.* Snubbing (also referred to as hydraulic workover services), which accounted for approximately four percent of 2012 and 2011 revenues, and five percent of 2010 revenues, involves using a hydraulic workover rig that permits an operator to repair damaged casing, production tubing and downhole production equipment in a high-pressure environment. A snubbing unit makes it possible to remove and replace downhole equipment while maintaining pressure on the well. Customers benefit because these operations can be performed without removing the pressure from the well, which stops production and can damage the formation, and because a snubbing rig can perform many applications at a lower cost than other alternatives. Because this service involves a very hazardous process that entails high risk, the snubbing segment of the oil and gas services industry is limited to a relative few operators who have the experience and knowledge required to perform such services safely and efficiently. Increasingly, snubbing units are used for unconventional completions at the outer reaches of long wellbores which cannot be serviced by coiled tubing because coiled tubing has a more limited range than drill pipe conveyed by a snubbing unit.

*Nitrogen.* Nitrogen accounted for approximately four percent of 2012 and 2011 revenues, and five percent of 2010 revenues. There are a number of uses for nitrogen, an inert, non-combustible element, in providing services to oilfield customers and industrial users outside of the oilfield. For our oilfield customers, nitrogen can be used to clean drilling and production pipe and displace fluids in various drilling applications. Increasingly, it is used as a displacement medium to increase production in older wells in which production has depleted. It also can be used to create a fire-retardant environment in hazardous blowout situations and as a fracturing medium for our fracturing service line. In addition, nitrogen can be complementary to our snubbing and coiled tubing service lines, because it is a non-corrosive medium and is frequently injected into a well using coiled tubing. Nitrogen is complementary to our pressure pumping service line as well, because foam-based nitrogen stimulation is appropriate in certain sensitive formations in which the fluids used in fracturing or acidizing would damage a customer's well.

For non-oilfield industrial users, nitrogen can be used to purge pipelines and create a non-combustible environment. RPC stores and transports nitrogen and has a number of pumping unit configurations that inject nitrogen in its various applications. Some of these pumping units are set up for use on offshore platforms or inland waters. RPC purchases its nitrogen in liquid form from several suppliers and believes that these sources of supply are adequate.

*Well Control.* Cudd Energy Services specializes in responding to and controlling oil and gas well emergencies, including blowouts and well fires, domestically and internationally. In connection with these services, Cudd Energy Services, along with Patterson Services, has the capacity to supply the equipment, expertise and personnel necessary to restore affected oil and gas wells to production. During the past several years, the Company has responded to well control situations in several international locations including Algeria, Argentina, Australia, Bolivia, Canada, Colombia, Egypt, Kuwait, Libya, Mexico, Qatar, Taiwan, Trinidad, Turkmenistan, Tanzania, Abu Dhabi and Venezuela.

The Company's professional firefighting staff has many years of aggregate industry experience in responding to well fires and blowouts. This team of experts responds to well control situations where hydrocarbons are escaping from a well bore, regardless of whether a fire has occurred. In the most critical situations, there are explosive fires, the destruction of drilling and production facilities, substantial environmental damage and the loss of hundreds of thousands of dollars per day in well operators' production revenue. Since these events ordinarily arise from equipment failures or human error, it is impossible to predict accurately the timing or scope of this work. Additionally, less critical events frequently occur in connection with the drilling of new wells in high-pressure reservoirs. In these situations, the Company is called upon to supervise and assist in the well control effort so that drilling operations can resume as promptly as safety permits.

*Wireline Services.* Wireline is classified into two types of services: slick or braided line and electric line. In both, a spooled wire is unwound and lowered into a well, conveying various types of tools or equipment. Slick or braided line services use a non-conductive line primarily for jarring objects into or out of a well, as in fishing or plug-setting operations. Electric line services lower an electrical conductor line into a well allowing the use of electrically-operated tools such as perforators, bridge plugs and logging tools. Wireline services can be an integral part of the plug and abandonment process, near the end of the life cycle of a well.

*Fishing.* Fishing involves the use of specialized tools and procedures to retrieve lost equipment from a well drilling operation and producing wells. It is a service required by oil and gas operators who have lost equipment in a well. Oil and natural gas production from an affected well typically declines until the lost equipment can be retrieved. In some cases, the Company creates customized tools to perform a fishing operation. The customized tools are maintained by the Company after the particular fishing job for future use if a similar need arises.

**Support Services**

The following is a description of the primary service lines conducted within the Support Services business segment:

*Rental Tools.* Rental tools accounted for approximately five percent of 2012 revenues, six percent of 2011 revenues and eight percent of 2010 revenues. The Company rents specialized equipment for use with onshore and offshore oil and gas well drilling, completion and workover activities. The drilling and subsequent operation of oil and gas wells generally require a variety of equipment. The equipment needed is in large part determined by the geological features of the production zone and the size of the well itself. As a result, operators and drilling contractors often find it more economical to supplement their tool and tubular inventories with rental items instead of owning a complete inventory. The Company's facilities are strategically located to serve the major staging points for oil and gas activities in the Gulf of Mexico, mid-continent region, Appalachian region and the Rocky Mountains.

Patterson Rental Tools offers a broad range of rental tools including:

Blowout Preventors
High Pressure Manifolds and Valves
Hevi-wate Drill Pipe
Tubing
Production Related Rental Tools
Pumps
Diverters
Drill Pipe
Drill Collars
Handling Tools
Coflexip Hoses
Wear Knot™ Drill Pipe

*Oilfield Pipe Inspection Services, Pipe Management and Pipe Storage.* Pipe inspection services include Full Body Electromagnetic and Phased Array Ultrasonic inspection of pipe used in oil and gas wells. These services are provided at both the Company's inspection facilities and at independent tubular mills in accordance with negotiated sales and/or service contracts. Our customers are major oil companies and steel mills, for which we provide in-house inspection services, inventory management and process control of tubing, casing and drill pipe. Our locations in Channelview, Texas and Morgan City, Louisiana are equipped with large capacity cranes, specially designed forklifts and a computerized inventory system to serve a variety of storage and handling services for both oilfield and non-oilfield customers.

*Well Control School.* Well Control School provides industry and government accredited training for the oil and gas industry both in the United States and in limited international locations. Well Control School provides training in various formats including conventional classroom training, interactive computer training including training delivered over the internet, and mobile simulator training.

*Energy Personnel International.* Energy Personnel International provides drilling and production engineers, well site supervisors, project management specialists, and workover and completion specialists on a consulting basis to the oil and gas industry to meet customers' needs for staff engineering and well site management.

Refer to Note 12 in the Notes to the Consolidated Financial Statements for additional financial information on our business segments.

## Industry

*United States.* RPC provides its services to its domestic customers through a network of facilities strategically located to serve oil and gas drilling and production activities of its customers in the Gulf of Mexico, the mid-continent, the southwest, the Rocky Mountains and the Appalachian regions. Demand for RPC's services in the U.S. tends to be extremely volatile and fluctuates with current and projected price levels of oil and natural gas and activity levels in the oil and gas industry. Customer activity levels are influenced by their decisions about capital investment toward the development and production of oil and gas reserves.

Due to aging oilfields and lower-cost sources of oil internationally, the drilling rig count in the U.S. has declined by approximately 61 percent from its peak in 1981. However, due to recently enhanced technology, more wells are being drilled, and these wells are increasingly productive. For these reasons, the domestic production of natural gas has risen to record levels, and the domestic production of crude oil is at the highest level since 1993. Oil and gas industry activity levels have historically been volatile, experiencing multiple cycles, including down cycle troughs in 1986, 1992, 1999 (with April 1999 recording the lowest U.S. drilling rig count in the industry's history), 2002 and again in 2009.

The rig count during the peak of the most recent cycle occurred at the end of the third quarter of 2008, and began to decline sharply during the fourth quarter of 2008. U.S. domestic drilling activity declined by 57 percent from the third quarter of 2008 to the second quarter of 2009, which was the steepest annualized decline rate in the industry's history. Between the second quarter of 2009 and the fourth quarter of 2011, U.S. domestic drilling activity increased by 129 percent before declining gradually throughout the remainder of 2011 and 2012. At the end of 2012, the U.S. domestic rig count was approximately 100 percent higher than the cyclical trough recorded during the second quarter of 2009.

The fluctuations in domestic drilling activity since 2008 are consistent with the changes in the prices of oil and natural gas, the overall economic recovery following the recession in 2008 and 2009, and the financial returns from drilling in unconventional shale plays during the past several years. During 2012 the average price of natural gas decreased by approximately 31 percent and the price of benchmark natural gas liquids decreased by approximately 31 percent compared to prior year. The average price of oil decreased by less than one percent during 2012 compared to 2011. The current high price of oil has increased the attractiveness of drilling for oil and petroleum liquids in several unconventional basins in the U.S. domestic market, while recent prices of natural gas have resulted in declining activities in natural gas directed basins. During 2012, oil-directed drilling activity increased, almost completely offsetting the decrease in natural gas-directed drilling that occurred during the year. The price of natural gas liquids has become an increasingly important determinant of our customers' activity levels, since it is produced in many of the shale resource plays which also produce oil, and production of various natural gas liquids has increased to a level comparable to that of natural gas. The price of benchmark natural gas liquids peaked during the third quarter of 2008, and declined by approximately 69 percent during the third and fourth quarters of 2008. Thereafter, the price of benchmark natural gas liquids climbed steadily until the third quarter of 2011, but declined by 45 percent by the end of 2012. Although the price of natural gas remains low and natural gas-directed drilling activity has declined to its lowest level in almost 14 years, we continue to believe in the long-term growth opportunities for our business due to the continued high demand for hydrocarbons. Futhermore, we note that the techniques used to extract oil and natural gas in the U.S. domestic market increasingly require the types of services that RPC provides to its customers.

From 2001 to 2009, gas drilling rigs represented over 80 percent of the drilling rig count. In 2010, the percentage of drilling rigs drilling for natural gas began to decline, and by the end of 2012 represented only approximately 24 percent of total drilling activity. Although the demand for natural gas has remained stable, the price of natural gas has remained low in recent years due to increased domestic reserves and productivity of new wells. The price of natural gas has risen slightly early in 2013, but remains too low to attract renewed natural gas drilling in unconventional shale plays. In spite of declining drilling activity, U.S. natural gas production reached a record level early in 2013, so we expect that natural gas prices will remain low until supply and demand fundamentals align. In contrast, the price of oil remains high, and producers are exploiting resource plays that are economical at current high oil prices. The long-term demand outlook for natural gas is still favorable because, unlike oil, foreign imports of natural gas do not compete with domestic production to a meaningful degree. This lack of foreign competition tends to keep prices high enough to ensure that domestic drilling and production will continue at certain minimum levels. Because of these factors, we anticipate that oil-directed drilling will continue to represent the majority of the total drilling rig count for the immediate future.

There are certain types of wells being drilled in the U.S. domestic market for which there is a higher demand for RPC's services. Known as either directional or horizontal wells, these wells are more difficult and costly to complete. They have become an increasingly large percentage of the U.S. domestic market, and since the third quarter of 2008, have consistently comprised the majority of U.S. domestic drilling. Because they are drilled through a typically narrow and relatively impermeable formation such as shale, they require additional stimulation when they are completed. Also, many of these formations require high pumping rates of stimulation fluids under high pressures, which in turn requires a great deal of pressure pumping horsepower to complete the well. Furthermore, since they are not drilled in a straight vertical direction from the Earth's surface, they require tools and drilling mechanisms that are flexible, rather than rigid, and can be steered once they are downhole. Specifically, these types of wells require RPC's pressure pumping and coiled tubing services, as well as our downhole tools and services.

*International.* RPC has historically operated in several countries outside of the United States, although international revenues have never accounted for more than 10 percent of total revenues. RPC's equipment investments over the last several years have emphasized domestic rather than international expansion because of higher expected financial returns. International revenues for 2012 increased compared to 2011 due to higher customer activity levels in Canada, China, Mexico and New Zealand, and in the aggregate accounted for approximately four percent of consolidated RPC revenues. International revenues in 2012 compared to 2011 decreased in Australia, Gabon and Saudi Arabia. During 2012, RPC provided snubbing, well control and oilfield training services in several countries including China, Gabon and New Zealand. We also provided downhole motors and tools in Canada, Mexico, China and Tunisia. We continue to focus on the selective development of international opportunities in these and other markets, although we believe that it will continue to be less than 10 percent of total revenues in 2013.

RPC provides services to its international customers through branch locations or wholly owned foreign subsidiaries. The international market is prone to political uncertainties, including the risk of civil unrest and conflicts. However, due to the significant investment requirement and complexity of international projects, customers' drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and natural gas pricing, and therefore have the potential to be more stable than most U.S. domestic operations. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have different objectives and more operating stability than the typical independent oil and gas producer in the U.S. Predicting the timing and duration of contract work is not possible. Refer to Note 12 in the Notes to Consolidated Financial Statements for further information on our international operations.

### Growth Strategies

RPC's primary objective is to generate excellent long-term returns on investment through the effective and conservative management of its invested capital to generate strong cash flow. This objective continues to be pursued through strategic investments and opportunities designed to enhance the long-term value of RPC while improving market share, product offerings and the profitability of existing businesses. Growth strategies are focused on selected customers and markets in which we believe there exist opportunities for higher growth, customer and market penetration, or enhanced returns achieved through consolidations or through providing proprietary value-added products and services. RPC intends to focus on specific market segments in which it believes that it has a competitive advantage and on potential large customers who have a long-term need for our services in markets in which we operate.

RPC seeks to expand its service capabilities through a combination of internal growth, acquisitions, joint ventures and strategic alliances. Because of the fragmented nature of the oil and gas services industry, RPC believes a number of acquisition opportunities exist. However, the favorable long-term outlook for our industry and the strong historical profitability of many potential acquisitions has encouraged potential sellers of businesses to expect high prices for their businesses. Due to these high valuations and the potential difficulty of integrating acquired businesses into our existing operations, we believe we generate better returns on investments growing organically in service lines and geographic locations in which we have experience and presence. We will continue to be selective in pursuing growth through acquisitions of existing businesses.

RPC has a revolving credit facility to fund the purchase of revenue-producing equipment and other working capital requirements. At December 31, 2012, this facility had a remaining term of almost three years. We have pursued this capital source because of the high returns on investment that have been generated by many of our service lines during the previous several years, and because of the low cost and ready availability of debt capital. During 2011 and the first two quarters of 2012, we purchased additional revenue-producing equipment to support high industry activity levels. Our scheduled purchases of equipment declined during the third and fourth quarters of 2012 as industry activity levels declined, pricing for our services became increasingly competitive, and the anticipated near-term financial returns of a larger fleet of revenue-producing equipment also declined. The outstanding balance on our credit facility at the end of 2012 was lower than at the end of the prior year due to a reduction in capital expenditures and working capital, and our level of debt continues to be conservative compared to a number of our peers.

**Customers**

Demand for RPC's services and products depends primarily upon the number of oil and natural gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of production enhancement activity worldwide. RPC's principal customers consist of major and independent oil and natural gas producing companies. During 2012, RPC provided oilfield services to several hundred customers, none of which accounted for more than 10 percent of revenues.

Sales are generated by RPC's sales force and through referrals from existing customers. Over the past three years we have entered into several agreements, with terms beyond one year, to provide services to certain domestic customers. We monitor closely the financial condition of these customers, their capital expenditure plans, and other indications of their drilling and completion activities. Due to the short lead time between ordering services or equipment and providing services or delivering equipment, there is no significant sales backlog in most of our service lines.

**Competition**

RPC operates in highly competitive areas of the oilfield services industry. Our products and services are sold in highly competitive markets, and the revenues and earnings generated are affected by changes in prices for our services, fluctuations in the level of customer activity in major markets, general economic conditions and governmental regulation. RPC competes with many large and small oilfield industry competitors, including the largest integrated oilfield services companies. Strong oilfield activity during the past several years and the availability of capital have encouraged several new, smaller companies to seek debt and equity capital and accelerate their growth rates. The presence of these new competitors has increased competitive pricing pressures as domestic oilfield activity has moderated during the third and fourth quarters of 2012. RPC believes that the principal competitive factors in the market areas that it serves are product availability and quality of our equipment and raw materials used to provide our services, service quality, reputation for safety and technical proficiency, and price.

The oil and gas services industry includes a small number of dominant global competitors including, among others, Halliburton Energy Services Group, a division of Halliburton Company, Baker Hughes and Schlumberger Ltd., and a significant number of locally oriented businesses.

**Facilities/Equipment**

RPC's equipment consists primarily of oil and gas services equipment used either in servicing customer wells or provided on a rental basis for customer use. Substantially all of this equipment is Company owned. RPC purchases oilfield service equipment from a limited number of manufacturers. These manufacturers of our oilfield service equipment may not be able to meet our requests for timely delivery during periods of high demand which may result in delayed deliveries of equipment and higher prices for equipment.

RPC both owns and leases regional and district facilities from which its oilfield services are provided to land-based and offshore customers. RPC's principal executive offices in Atlanta, Georgia are leased. The Company has two primary administrative buildings, one it leases in The Woodlands, Texas that includes the Company's operations, engineering, sales and marketing headquarters, and one it owns in Houma, Louisiana that includes certain administrative functions. RPC believes that its facilities are adequate for its current operations. For additional information with respect to RPC's lease commitments, see Note 9 of the Notes to Consolidated Financial Statements.

**Governmental Regulation**

RPC's business is affected by state, federal and foreign laws and other regulations relating to the oil and gas industry, as well as laws and regulations relating to worker safety and environmental protection. RPC cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition.

In addition, our customers are affected by laws and regulations relating to the exploration for and production of natural resources such as oil and natural gas. These regulations are subject to change, and new regulations may curtail or eliminate our customers' activities in certain areas where we currently operate. We cannot determine the extent to which new legislation may impact our customers' activity levels, and ultimately, the demand for our services.

**Intellectual Property**

RPC uses several patented items in its operations, which management believes are important but are not indispensable to RPC's success. Although RPC anticipates seeking patent protection when possible, it relies to a greater extent on the technical expertise and know-how of its personnel to maintain its competitive position.

**Availability of Filings**

RPC makes available, free of charge, on its website, www.rpc.net, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the same day as they are filed with the Securities and Exchange Commission.

## Item 1A. Risk Factors

### Demand for our products and services is affected by the volatility of oil and natural gas prices.

Oil and natural gas prices affect demand throughout the oil and gas industry, including the demand for our products and services. Our business depends in large part on the conditions of the oil and gas industry, and specifically on the capital investments of our customers related to the exploration and production of oil and natural gas. When these capital investments decline, our customers' demand for our services declines.

Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, as a result, less volatile than the exploration sector, producers react to declining oil and gas prices by curtailing capital spending, which would adversely affect our business. A prolonged low level of customer activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

### We may be unable to compete in the highly competitive oil and gas industry in the future.

We operate in highly competitive areas of the oilfield services industry. The products and services in our industry segments are sold in highly competitive markets, and our revenues and earnings have in the past been affected by changes in competitive prices, fluctuations in the level of activity in major markets and general economic conditions. We compete with the oil and gas industry's many large and small industry competitors, including the largest integrated oilfield service providers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, reputation for safety, technical proficiency and price. Although we believe that our reputation for safety and quality service is good, we cannot assure you that we will be able to maintain our competitive position.

### We may be unable to identify or complete acquisitions.

Acquisitions have been and may continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

### Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions in several domestic regions, including the Gulf of Mexico, the Gulf Coast, the mid-continent, the Rocky Mountains and the Appalachian region. Hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast during certain times of the year may also affect our operations, and severe hurricanes may affect our customers' activities for a period of several years. While the impact of these storms may increase the need for certain of our services over a longer period of time, such storms can also decrease our customers' activities immediately after they occur. Such hurricanes may also affect the prices of oil and natural gas by disrupting supplies in the short term, which may increase demand for our services in geographic areas not damaged by the storms. Prolonged rain, snow or ice in many of our locations may temporarily prevent our crews and equipment from reaching customer work sites. Due to seasonal differences in weather patterns, our crews may operate more days in some periods than others. Accordingly, our operating results may vary from quarter to quarter, depending on the impact of these weather conditions.

**Our ability to attract and retain skilled workers may impact growth potential and profitability.**

Our ability to be productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is, in part, impacted by our ability to increase our labor force. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

**Our concentration of customers in one industry may impact our overall exposure to credit risk.**

Substantially all of our customers operate in the energy industry. This concentration of customers in one industry may impact our overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables.

**Reliance upon a large customer may adversely affect our revenues and operating results.**

At times our business has had a concentration of one or more major customers. Although in 2012 none of our customers exceeded 10 percent of our total revenues, in 2011, one of our customers accounted for approximately 12 percent of our total revenues, while in 2010, one of our customers accounted for approximately 15 percent of our total revenues. In addition, no customer accounted for more than ten percent of accounts receivable as of December 31, 2012, and one customer accounted for approximately 19 percent of accounts receivable as of December 31, 2011. This reliance on a large customer for a significant portion of our total revenues could expose us to the risk that the loss or reduction in revenues from this customer, which could occur unexpectedly, could have a material and disproportionate adverse impact upon our revenues and operating results.

**Our business has potential liability for litigation, personal injury and property damage claims assessments.**

RPC's subsidiaries have a number of agreements of various types in place with our customers. In general, these agreements indemnify RPC and its subsidiaries against damage or liabilities that arise from the actions of our employees or the operation of our equipment. The provisions in these agreements do not make a distinction among the types of services that RPC provides or the location of the work. These agreements also require that RPC maintain a certain level and type of insurance coverage against any claims that are determined to be our responsibility. RPC has insurance coverage in place with several well-capitalized insurance companies for accidental environmental claims.

Our operations involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fires. If any of these events were to occur, it could result in liability for personal injury and property damage, pollution or other environmental hazards or loss of production. Litigation may arise from a catastrophic occurrence at a location where our equipment and services are used. This litigation could result in large claims for damages. The frequency and severity of such incidents will affect our operating costs, insurability and relationships with customers, employees and regulators. These occurrences could have a material adverse effect on us. We maintain what we believe is prudent insurance protection. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims and assessments that may arise.

**Our operations may be adversely affected if we are unable to comply with regulations and environmental laws.**

Our business is significantly affected by stringent environmental laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. The adoption of laws and regulations curtailing exploration and development of oil and gas fields in our areas of operations for economic, environmental or other policy reasons would adversely affect our operations by limiting demand for our services. We also have potential environmental liabilities with respect to our offshore and onshore operations, and could be liable for cleanup costs, or environmental and natural resource damage due to conduct that was lawful at the time it occurred, but is later ruled to be unlawful. We also may be subject to claims for personal injury and property damage due to the generation of hazardous substances in connection with our operations. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially adversely affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of permits, fines, and other corrective actions, which would negatively affect our future financial results.

**Compliance with federal and state regulations relating to hydraulic fracturing could increase our operating costs, cause operational delays, and could reduce or eliminate the demand for our pressure pumping services.**

RPC's pressure pumping services are the subject of increasing federal, state and local regulatory oversight. This scrutiny is prompted in part by public concern regarding the potential impact on drinking and ground water and other environmental issues arising from the growing use of hydraulic fracturing. Among these regulatory entities is the White House Council on Environmental Quality, which is coordinating a review of hydraulic fracturing practices. In addition, a committee of the United States House of Representatives has investigated hydraulic fracturing practices and publicized information regarding the materials used in hydraulic fracturing. The U.S. Environmental Protection Agency has also undertaken a study of the environmental impact of hydraulic fracturing practices, and is expected to issue its findings by 2014. One of the results of this scrutiny has been to require disclosure of materials used in hydraulic fracturing on certain public lands. We are unable to predict whether this scrutiny and any resulting regulatory change will impact our business through increased operational costs, operational delays, or a reduction in demand for hydraulic fracturing services.

**Our international operations could have a material adverse effect on our business.**

Our operations in various countries including, but not limited to, Africa, Canada, China, Eastern Europe, Latin America, the Middle East and New Zealand are subject to risks. These risks include, but are not limited to, political changes, expropriation, currency restrictions and changes in currency exchange rates, taxes, boycotts and other civil disturbances. The occurrence of any one of these events could have a material adverse effect on our operations.

**Our common stock price has been volatile.**

Historically, the market price of common stock of companies engaged in the oil and gas services industry has been highly volatile. Likewise, the market price of our common stock has varied significantly in the past.

**Our management has a substantial ownership interest, and public stockholders may have no effective voice in the management of the Company.**

The Company has elected the "Controlled Corporation" exemption under Rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Corporation" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Corporation," the Company need not comply with certain NYSE rules including those requiring a majority of independent directors.

RPC's executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 72 percent of RPC's outstanding shares of common stock. As a result, these stockholders effectively control the operations of RPC, including the election of directors and approval of significant corporate transactions such as acquisitions and other matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control over the Company at a premium.

**Our management has a substantial ownership interest, and the availability of the Company's common stock to the investing public may be limited.**

The availability of RPC's common stock to the investing public may be limited to those shares not held by the executive officers, directors and their affiliates, which could negatively impact RPC's stock trading prices and affect the ability of minority stockholders to sell their shares. Future sales by executive officers, directors and their affiliates of all or a portion of their shares could also negatively affect the trading price of our common stock.

**Provisions in RPC's Certificate of Incorporation and Bylaws may inhibit a takeover of RPC.**

RPC's certificate of incorporation, bylaws and other documents contain provisions including advance notice requirements for stockholder proposals and staggered terms for the Board of Directors. These provisions may make a tender offer, change in control or takeover attempt that is opposed by RPC's Board of Directors more difficult or expensive.

**Some of our equipment and several types of materials used in providing our services are available from a limited number of suppliers.**

We purchase equipment provided by a limited number of manufacturers who specialize in oilfield service equipment. During periods of high demand, these manufacturers may not be able to meet our requests for timely delivery, resulting in delayed deliveries of equipment and higher prices for equipment. There are a limited number of suppliers for certain materials used in pressure pumping services, our largest service line. While these materials are generally available, supply disruptions can occur due to factors beyond our control. Such disruptions, delayed deliveries, and higher prices can limit our ability to provide services, or increase the costs of providing services, thus reducing our revenues and profits.

**We have used outside financing to accomplish our growth strategy, and outside financing may become unavailable or may be unfavorable to us.**

Our business requires a great deal of capital in order to maintain our equipment and increase our fleet of equipment to expand our operations, and we have access to our $350 million credit facility to fund our necessary working capital and equipment requirements. Most of our existing credit facility bears interest at a floating rate, which exposes us to market risks as interest rates rise. If our existing capital resources become unavailable, inadequate or unfavorable for purposes of funding our capital requirements, we would need to raise additional funds through alternative debt or equity financings to maintain our equipment and continue our growth. Such additional financing sources may not be available when we need them, or may not be available on favorable terms. If we fund our growth through the issuance of public equity, the holdings of stockholders will be diluted. If capital generated either by cash provided by operating activities or outside financing is not available or sufficient for our needs, we may be unable to maintain our equipment, expand our fleet of equipment, or take advantage of other potentially profitable business opportunities, which could reduce our future revenues and profits.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

RPC owns or leases approximately 100 offices and operating facilities. The Company leases approximately 18,600 square feet of office space in Atlanta, Georgia that serves as its headquarters, a portion of which is allocated and charged to Marine Products Corporation. See "Related Party Transactions" contained in Item 7. The lease agreement on the headquarters is effective through October 2020. RPC believes its current operating facilities are suitable and adequate to meet current and reasonably anticipated future needs. Descriptions of the major facilities used in our operations are as follows:

Owned Locations

Conway, Arkansas — Operations, maintenance and equipment storage yards

Elk City, Oklahoma — Operations, sales and equipment storage yards

Houma, Louisiana — Administrative office

Houston, Texas — Pipe storage terminal and inspection sheds

Kilgore, Texas — Operations, sales and equipment storage yards

Lafayette, Louisiana — Operations, sales and equipment storage yards

Rock Springs, Wyoming — Operations, sales and equipment storage yards

Williston, North Dakota — Operations, sales and equipment storage yards

Leased Locations

Canton, Pennsylvania — Pumping services facility

Hobbs, New Mexico — Pumping services facility

The Woodlands, Texas — Operations, sales and administrative office

Odessa, Texas — Operations, sales and equipment storage yards

Oklahoma City, Oklahoma — Operations, sales and administrative office

San Antonio, Texas — Operations, sales and equipment storage yards

Seminole, Oklahoma — Pumping services facility

Washington, Pennsylvania — Operations, sales and equipment storage yards

**Item 3. Legal Proceedings**

RPC is a party to various routine legal proceedings primarily involving commercial claims, workers' compensation claims and claims for personal injury. RPC insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will, in every case, fully indemnify RPC against liabilities arising out of pending and future legal proceedings related to its business activities. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on RPC's business or financial condition.

### Item 4. Mine Safety Disclosures

The information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this Form 10-K.

### Item 4A. Executive Officers of the Registrant

Each of the executive officers of RPC was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next annual meeting of stockholders or until his or her earlier removal by the Board of Directors or his or her resignation. The following table lists the executive officers of RPC and their ages, offices, and terms of office with RPC.

| Name and Office with Registrant | Age | Date First Elected to Present Office |
|---|---|---|
| R. Randall Rollins (1) Chairman of the Board | 81 | 1/24/84 |
| Richard A. Hubbell (2) President and Chief Executive Officer | 68 | 4/22/03 |
| Linda H. Graham (3) Vice President and Secretary | 76 | 1/27/87 |
| Ben M. Palmer (4) Vice President, Chief Financial Officer and Treasurer | 52 | 7/8/96 |

(1) R. Randall Rollins began working for Rollins, Inc. (consumer services) in 1949. Mr. Rollins has served as Chairman of the Board of RPC since the spin-off of RPC from Rollins, Inc. in 1984. He has served as Chairman of the Board of Marine Products Corporation (boat manufacturing) since it was spun off from RPC in 2001 and Chairman of the Board of Rollins, Inc. since October 1991. He is also a director of Dover Downs Gaming and Entertainment, Inc. and Dover Motorsports, Inc.

(2) Richard A. Hubbell has been the President of RPC since 1987 and Chief Executive Officer since 2003. He has also been the President and Chief Executive Officer of Marine Products Corporation since it was spun off from RPC in February 2001. Mr. Hubbell serves on the Board of Directors for both of these companies.

(3) Linda H. Graham has been the Vice President and Secretary of RPC since 1987. She has also been the Vice President and Secretary of Marine Products Corporation since it was spun off from RPC in 2001. Ms. Graham serves on the Board of Directors for both of these companies.

(4) Ben M. Palmer has been the Vice President, Chief Financial Officer and Treasurer of RPC since 1996. He has also been the Vice President, Chief Financial Officer and Treasurer of Marine Products Corporation since it was spun off from RPC in 2001.

## PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

RPC's common stock is listed for trading on the New York Stock Exchange under the symbol RES. As of February 15, 2013 there were 220,641,730 shares of common stock outstanding and approximately 8,400 beneficial holders of our common stock. The following table sets forth the high and low prices of RPC's common stock and dividends paid for each quarter in the years ended December 31, 2012 and 2011:

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| Quarter | High | Low | Dividends | High | Low | Dividends |
| First | $ 14.03 | $ 9.31 | $ 0.080 | $ 17.15 | $ 10.55 | $ 0.047 |
| Second | 11.95 | 8.75 | 0.080 | 19.37 | 13.21 | 0.047 |
| Third | 14.64 | 11.04 | 0.080 | 18.21 | 11.53 | 0.052 |
| Fourth | 12.70 | 10.45 | 0.280 | 14.88 | 9.47 | 0.067 |

On January 22, 2013 RPC's Board of Directors approved a $0.10 per share cash dividend, payable March 8, 2013 to stockholders of record at the close of business on February 8, 2013. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

*Issuer Purchases of Equity Securities*

Shares repurchased in the fourth quarter of 2012 are outlined below.

| Period | Total Number of Shares (or Units) Purchased | Average Price Paid Per Share (or Unit) | Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2012 to October 31, 2012 | — | $ — | — | 1,223,848 |
| November 1, 2012 to November 30, 2012 | 2,090[1] | 11.10 | — | 1,223,848 |
| December 1, 2012 to December 31, 2012 | 412 | 12.09 | — | 1,223,848 |
| Totals | 2,502[1] | $11.26 | — | 1,223,848 |

(1) Consists of shares repurchased by the Company in connection with option exercises.

The Company's Board of Directors announced a stock buyback program in March 1998 authorizing the repurchase of 26,578,125 shares in the open market. There were no shares repurchased as part of this program during the fourth quarter of 2012. Currently the program does not have a predetermined expiration date.

*Performance Graph*

The following graph shows a five year comparison of the cumulative total stockholder return based on the performance of the stock of the Company, assuming dividend reinvestment, as compared with both a broad equity market index and an industry or peer group index. The indices included in the following graph are the Russell 1000 Index ("Russell 1000"), the Philadelphia Stock Exchange's Oil Service Index ("OSX"), and a peer group which includes companies that are considered peers of the Company, as discussed below (the "Peer Group"). The Company has voluntarily chosen to provide both an industry and a peer group index.

The Company was a component of the Russell 1000 during 2012. The Russell 1000 is a stock index representing large capitalization U.S. stocks with high historical growth in revenues and earnings. The components of the index had a weighted average market capitalization in 2012 of $98.9 billion, and a median market capitalization of $5.6 billion. The Russell 1000 was chosen because it represents companies with comparable market capitalizations to the Company, and because the Company is a component of the index. The performance of the Russell 2000 Index ("Russell 2000") is also included in the following graph because the Company was previously a component of the Russell 2000 and the performance of the Russell 2000 was formerly included in the following graph. The OSX is a stock index of 15 companies that provide oil drilling and production services, oilfield equipment, support services and geophysical/reservoir services. The Company is not a component of the OSX, but this index was chosen because it represents a large group of companies that provide the same or similar products and services as the Company. The companies included in the Peer Group are Weatherford International, Inc., Basic Energy Services, Inc., Superior Energy Services, Inc., and Halliburton Company. The companies included in the Peer Group have been weighted according to each respective issuer's stock market capitalization at the beginning of each year.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
250
200
150
100
50
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12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
RPC, Inc. Common Stock
Russell 2000 Index
OSX
Peer Group
Russell 1000 Index
*Assumes Reinvestment of Dividends

## Item 6. Selected Financial Data

The following table summarizes certain selected financial data of the Company. The historical information may not be indicative of the Company's future results of operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this document.

### STATEMENT OF OPERATIONS DATA:

| Years Ended December 31, | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| | (in thousands, except employee and per share amounts) | | | | |
| Revenues | $ 1,945,023 | $ 1,809,807 | $ 1,096,384 | $ 587,863 | $ 876,977 |
| Cost of revenues | 1,105,886 | 992,704 | 606,098 | 393,806 | 503,631 |
| Selling, general and administrative expenses | 175,749 | 151,286 | 121,839 | 97,672 | 117,140 |
| Depreciation and amortization | 214,899 | 179,905 | 133,360 | 130,580 | 118,403 |
| Loss (gain) on disposition of assets, net | 6,099 | 3,831 | (3,758) | (1,143) | (6,367) |
| Operating profit (loss) | 442,390 | 482,081 | 238,845 | (33,052) | 144,170 |
| Interest expense | (1,976) | (3,453) | (2,662) | (2,176) | (5,282) |
| Interest income | 30 | 18 | 46 | 147 | 73 |
| Other income (expense), net | 2,175 | 169 | 1,303 | 1,582 | (1,176) |
| Income (loss) before income taxes | 442,619 | 478,815 | 237,532 | (33,499) | 137,785 |
| Income tax provision (benefit) | 168,183 | 182,434 | 90,790 | (10,754) | 54,382 |
| Net income (loss) | 274,436 | $ 296,381 | $ 146,742 | $ (22,745) | $ 83,403 |
| Earnings (loss) per share : | | | | | |
| Basic | $ 1.28 | $ 1.36 | $ 0.67 | $ (0.11) | $ 0.38 |
| Diluted | $ 1.27 | $ 1.35 | $ 0.67 | $ (0.11) | $ 0.38 |
| Dividends paid per share | $ 0.520 | $ 0.213 | $ 0.094 | $ 0.099 | $ 0.107 |

### OTHER DATA:

| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Operating margin percent | 22.7% | 26.6% | 21.8% | (5.6)% | 16.4% |
| Net cash provided by operating activities | $ 559,933 | $ 386,007 | $ 168,657 | $ 168,740 | $ 177,320 |
| Net cash used for investing activities | (315,838) | (391,637) | (171,769) | (61,144) | (158,953) |
| Net cash (used for) provided by financing activities | (237,325) | 3,988 | 7,658 | (106,144) | (21,668) |
| Depreciation and amortization | 214,899 | 179,905 | 133,360 | 130,580 | 118,403 |
| Capital expenditures | $ 328,936 | $ 416,400 | $ 187,486 | $ 67,830 | $ 170,318 |
| Employees at end of period | 3,600 | 3,400 | 2,500 | 1,980 | 2,532 |

### BALANCE SHEET DATA AT END OF YEAR:

| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Accounts receivable, net | $ 387,530 | $ 461,272 | $ 294,002 | $ 130,619 | $ 210,375 |
| Working capital | 403,316 | 447,089 | 281,174 | 151,681 | 200,494 |
| Property, plant and equipment, net | 756,326 | 675,360 | 453,017 | 396,222 | 470,115 |
| Total assets | 1,367,163 | 1,338,211 | 887,871 | 649,043 | 793,461 |
| Long-term debt | 107,000 | 203,300 | 121,250 | 90,300 | 174,450 |
| Total stockholders' equity | $ 899,232 | $ 762,592 | $ 538,895 | $ 409,723 | $ 449,084 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Overview

The following discussion should be read in conjunction with "Selected Financial Data," and the Consolidated Financial Statements included elsewhere in this document. See also "Forward-Looking Statements" on page 9.

RPC, Inc. ("RPC") provides a broad range of specialized oilfield services primarily to independent and major oilfield companies engaged in exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of Mexico, Rocky Mountain and Appalachian regions, and in selected international markets. The Company's revenues and profits are generated by providing equipment and services to customers who operate oil and gas properties and invest capital to drill new wells and enhance production or perform maintenance on existing wells.

Our key business and financial strategies are:

- To focus our management resources on and invest our capital in equipment and geographic markets that we believe will earn high returns on capital, and maintain an appropriate capital structure.
- To maintain a flexible cost structure that can respond quickly to volatile industry conditions and business activity levels.
- To maintain an efficient, low-cost capital structure, which includes an appropriate use of debt financing.
- To maintain an appropriate blend of revenues between long-term committed contractual relationships and spot market revenues. Committed contractual relationships allow us to plan our operations with more certainty and efficiency. Under spot market work, we work at prevailing market rates and can take advantage of short-term opportunities which may be more profitable under certain circumstances.
- To maintain high asset utilization, which leads to increased revenues and leverage of direct and overhead costs, while also ensuring that increased maintenance resulting from high utilization does not interfere with customer performance requirements or jeopardize safety.
- To deliver equipment and services to our customers safely.
- To secure adequate sources of supplies of certain high-demand raw materials used in our operations, both in order to conduct our operations and to enhance our competitive position.
- To maintain and selectively increase market share.
- To maximize stockholder return by optimizing the balance between cash invested in the Company's productive assets, the payment of dividends to stockholders, and the repurchase of our common stock on the open market.
- To align the interests of our management and stockholders.

In assessing the outcomes of these strategies and RPC's financial condition and operating performance, management generally reviews periodic forecast data, monthly actual results, and other similar information. We also consider trends related to certain key financial data, including revenues, utilization of our equipment and personnel, maintenance and repair expenses, pricing for our services and equipment, profit margins, selling, general and administrative expenses, cash flows and the return on our invested capital. We continuously monitor factors that impact the level of current and expected customer activity levels, such as the price of oil and natural gas, changes in pricing for our services and equipment and utilization of our equipment and personnel. Our financial results are affected by geopolitical factors such as political instability in the petroleum-producing regions of the world, overall economic conditions and weather in the United States, the prices of oil and natural gas, and our customers' drilling and production activities.

Current industry conditions are characterized by natural gas prices which have gradually increased following declines in 2011 and the first two quarters of 2012, but which remain too low to encourage natural gas drilling activity in the U.S. domestic market. In the first quarter of 2013, U.S. natural gas drilling activity was at its lowest level since the second quarter of 1999. Furthermore, U.S. natural gas production reached historical highs during the fourth quarter of 2012, in spite of declining natural gas drilling activity. We believe that further near-term negative impacts of high natural gas production will be minimal, because during the first quarter of 2013 natural gas drilling has declined to less than 25 percent of total U.S. domestic drilling activity. However, we also believe that this condition decreases the possibility that our customers' natural gas-directed drilling activities will increase significantly in the near term. The price of oil did not fluctuate significantly during 2012, but has remained high enough to encourage our customers to continue conducting oil-directed drilling activities. During the first quarter of 2013, the price of oil has increased compared to the fourth quarter of 2012. The consistently high price of oil over the past two years and the price increase during the first quarter of 2013 have positive implications for RPC's activity levels in 2013. RPC has operations in most of the areas in which drilling activity is directed towards oil, and we increased our presence in these areas during 2012. The average U.S. rig count increased by two percent during 2012. During the first quarter of 2013, the rig count was approximately 12 percent lower than the first quarter of 2012 and three percent lower than the fourth quarter of 2012. The rig count during the first quarter of 2013 is approximately 13 percent lower than the peak rig count attained during the prior U.S. drilling cycle improvement, which occurred during the third quarter of 2008. The U.S. domestic rig count may increase during 2013, but any increases are likely to be modest due to weak natural gas prices and high natural gas production from existing wells.

In addition to the overall rig count, the Company also monitors the number of horizontal and directional wells drilled in the U.S. domestic market, because this type of well is more service-intensive than a vertical oil or gas well, thus requiring more of the Company's services provided for a longer period of time. The number of horizontal and directional wells drilled in the United States increased by approximately five percent in 2012, and was 71 percent of total wells drilled during the year. During the first part of 2013, the percentage of horizontal and directional wells drilled as a percentage of total wells was approximately 75 percent. In addition, the percentage of wells drilled for oil increased during 2012, and we believe that this percentage will increase in 2013 due to the continued high price of oil and the low price and high production levels of natural gas. During 2012, a combination of relatively flat activity levels, a shift towards less service-intensive drilling and completion activities, and a larger U.S. domestic fleet of revenue-producing equipment negatively impacted demand and pricing for the Company's services. These negative impacts were most pronounced in the Company's pressure pumping service line, which is highly utilized in unconventional completion work, and is a service line which has seen a significant increase in the overall fleet of revenue-producing equipment during the last several years. During the past several years, a number of our customers entered into contractual relationships with us to provide services to support their drilling and completion programs. Such arrangements have been advantageous to our customers because of the repetitive nature of this type of activity and their need to have service providers dedicated exclusively to their drilling programs. These arrangements have also positively impacted the Company's financial results, because they increase the utilization of our revenue-producing equipment and allow us to conduct our operations more efficiently. A number of these arrangements expired during 2012 and were not renewed at the same or similar terms due to declining customer activity levels in service-intensive unconventional completion work. We do not expect to enter into additional contractual arrangements with such terms during 2013.

The Company's response to the operating environment during 2012 has been to curtail our purchases of revenue-producing equipment. We have also relocated selected fleets of equipment from areas of declining activity to oilfield basins with higher activity levels. In each of these situations, we had existing operational locations in these oilfield basins, so these relocations were accomplished with minimal inefficiencies. Cash flows from operating activities as well as borrowings under our revolving credit facility have been sufficient to fund the Company's lower capital expenditures which decreased to $328.9 million in 2012 compared to $416.4 million in 2011. The Company has a syndicated revolving credit facility in order to maintain sufficient liquidity to fund its capital expenditure and other funding requirements.

Revenues during 2012 totalled $1.9 billion, an increase of 7.5 percent compared to 2011. Cost of revenues increased $113.2 million in 2012 compared to the prior year due to the variable nature of many of these expenses and was approximately 57 percent of revenues in 2012 compared to 55 percent of revenues in 2011. Selling, general and administrative expenses as a percentage of revenues increased approximately 0.6 percentage points in 2012 compared to 2011.

Income before income taxes was $442.6 million in 2012 compared to $478.8 million in the prior year. The effective tax rate for 2012 was 38.0 percent compared to 38.1 percent in the prior year. Diluted earnings per share were $1.27 in 2012 compared to $1.35 for the prior year.

Cash flows from operating activities were $559.9 million in 2012 and $386.0 million in 2011, and cash and cash equivalents were $14.2 million at December 31, 2012, an increase of $6.8 million compared to December 31, 2011. As of December 31, 2012, there was $107.0 million in outstanding borrowings under our credit facility.

**Outlook**

Drilling activity in the U.S. domestic oilfields, as measured by the rotary drilling rig count, reached a recent cyclical peak of 2,031 during the third quarter of 2008. The global recession that began during the fourth quarter of 2007 precipitated the steepest annualized rig count decline in U.S. domestic oilfield history. From the third quarter of 2008 to the second quarter of 2009, the U.S. domestic rig count dropped almost 57 percent, reaching a trough of 876 in June 2009. Between its cyclical trough in the second quarter of 2009 and the fourth quarter of 2011, U.S. domestic drilling activity increased by approximately 129 percent, before declining during the remainder of 2011 and throughout 2012. Unconventional activity as a percentage of total oilfield activity has grown steadily over the past several years and was 71 percent of total wells drilled during 2012. Early in the first quarter of 2013, unconventional drilling represented 75 percent of total U.S. domestic drilling activity.

The current and projected prices of oil and natural gas are important catalysts for U.S. domestic drilling activity. The price of natural gas declined steadily during 2011 and the first quarter of 2012. Although the price of natural gas began to recover during the third and fourth quarters of 2012 and the first quarter of 2013, its price remains too low to encourage drilling in the service-intensive natural gas resource shale plays in the U.S. domestic market. The price of natural gas liquids has become an increasingly important determinant of our customers' activities, since its sales comprise a large part of our customers' revenues, and it is produced in many of the shale resource plays that also produce oil. During 2012, the average price of benchmark natural gas liquids was 31.4 percent lower than in the prior year, and it declined an additional 16.0 percent early in the first quarter of 2013. These trends have negative implications for our near-term activity levels, since the recent decline in domestic drilling activity is due to declines in natural gas-directed drilling. On the other hand, the average price of oil remained high during 2012, and has risen early in the first quarter of 2013. The high price of oil should continue to have a positive impact on our customers' activity levels and our financial results, since there are a number of significant U.S. domestic shale resource plays which produce oil and petroleum liquids, and RPC has operational locations and revenue-producing equipment in these locations.

The effect of these trends is evident in the current composition of the U.S. domestic rig count, approximately 75 percent of which was directed towards oil during the first quarter of 2013. We believe that the trend of an increased percentage of oil-directed drilling and a decreased percentage of gas-directed drilling will continue in the near term. We believe that this trend will continue due to continued low prices for natural gas, as well as high production from existing natural gas wells. We do not believe that the overall rig count will increase significantly during 2013 unless the price of natural gas increases significantly.

We continue to monitor the market for our services and the competitive environment in 2013. We are concerned about the continued low price of natural gas and natural gas liquids, and the fact that the high cost of completing wells in many unconventional shale plays will discourage our customers from conducting drilling and completion activities in these areas until these commodity prices improve. We also monitor the competitive environment because the high historical financial returns and favorable long-term outlook for our industry continue have attracted new entrants and encouraged existing service companies to purchase additional revenue-producing equipment. Although these catalysts for increased competitive pressures began to subside during 2012, we believe that there is an excessive service capacity in the U.S. domestic market at the present time, given the current level and composition of drilling and completion activities. Because of these concerns, we anticipate that our equipment purchases will be lower in 2013 than in 2012. Our consistent response to the industry's potential uncertainty is to maintain sufficient liquidity and a conservative capital structure and monitor our discretionary spending. Although we have used our bank credit facility to finance our expansion, we will continue to maintain a conservative financial structure by industry standards. Based on current industry conditions, we believe that the Company's consolidated revenues will increase moderately in 2013 compared to 2012 and financial performance in the period will also improve moderately.

**Results of Operations**

| Years Ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| *(in thousands except per share amounts and industry data)* | | | |
| Consolidated revenues | $1,945,023 | $1,809,807 | $1,096,384 |
| Revenues by business segment: | | | |
| Technical | $1,794,015 | $1,663,793 | $ 979,834 |
| Support | 151,008 | 146,014 | 116,550 |
| Consolidated operating profit | $ 442,390 | $ 482,081 | $ 238,845 |
| Operating profit by business segment: | | | |
| Technical | $ 420,231 | $ 451,259 | $ 217,144 |
| Support | 45,912 | 51,672 | 31,086 |
| Corporate expenses | (17,654) | (17,019) | (13,143) |
| (Loss) gain on disposition of assets, net | (6,099) | (3,831) | 3,758 |
| Net income | $ 274,436 | $ 296,381 | $ 146,742 |
| Earnings per share — diluted | $ 1.27 | $ 1.35 | $ 0.67 |
| Percentage of cost of revenues to revenues | 57% | 55% | 55% |
| Percentage of selling, general and administrative expenses to revenues | 9% | 8% | 11% |
| Percentage of depreciation and amortization expenses to revenues | 11% | 10% | 12% |
| Effective income tax rate | 38.0% | 38.1% | 38.2% |
| Average U.S. domestic rig count | 1,919 | 1,877 | 1,543 |
| Average natural gas price (per thousand cubic feet (mcf)) | $ 2.73 | $ 3.95 | $ 4.34 |
| Average oil price (per barrel) | $ 94.20 | $ 94.94 | $ 79.39 |

**Year Ended December 31, 2012 Compared To Year Ended December 31, 2011**

*Revenues.* Revenues in 2012 increased $135.2 million or 7.5 percent compared to 2011. The Technical Services segment revenues for 2012 increased 7.8 percent from the prior year due primarily to an increase in the fleet of revenue-producing equipment and higher activity levels partially offset by lower pricing for our services within this segment. The Support Services segment revenues for 2012 increased 3.4 percent compared to 2011 due primarily to higher activity levels in several of the service lines. Operating profit in the Technical Services segment declined due to lower personnel and equipment utilization as well as lower pricing. Operating profit in the Support Services segment declined due primarily to lower utilization and pricing in our rental tools service line.

Domestic revenues increased 6.4 percent during 2012 compared to 2011 to $1.9 billion due primarily to a larger fleet of revenue-producing equipment and higher activity levels in most service lines partially offset by lower pricing for our services in several service lines. The average price of oil remained stable while the average price of natural gas decreased by 31 percent during 2012 compared to the prior year. The average domestic rig count during 2012 was two percent higher than in 2011. Our revenues grew at a higher rate than the changes in our industry indicators because of increases in our fleet of revenue-producing equipment compared to 2011. However, increasingly competitive pricing for our services, as well as lower utilization of our revenue-producing equipment and personnel in 2012 compared to 2011, negatively impacted our operating income, income before income taxes, net income and earnings per share. At the present time, we believe that our activity levels are affected by both the price of natural gas and the price of oil, since oil-directed activity as a percentage of total U.S. activity has increased significantly during 2012. The prices of natural gas and natural gas liquids also impact our activity levels because of the service-intensive nature of the drilling and completion associated with this type of drilling and completion. We also believe that the total number of directional and horizontal wells more directly affect our activity levels, regardless of whether the wells are directed towards oil or natural gas. This belief is based on the fact that directional and horizontal wells require more of several of the services within our technical services segment. International revenues, which increased from $52.1 million in 2011 to $74.2 million in 2012, were four percent of consolidated revenues in 2012 compared to three percent of revenues in 2011. These international revenue increases were due mainly to higher customer activity levels in Canada, China, Mexico and New Zealand in 2012 partially offset by a decrease in activity in Australia, Gabon and Saudi Arabia, compared to the prior year. Our international revenues are impacted by the timing of project initiation and their ultimate duration.

*Cost of revenues.* Cost of revenues in 2012 was $1.1 billion compared to $992.7 million in 2011, an increase of $113.2 million or 11.4 percent. The increase in these costs was due to the variable nature of most of these expenses. Cost of revenues, as a percent of revenues, increased in 2012 compared to 2011 due primarily to lower pricing and inefficiencies resulting from lower utilization of our equipment and personnel.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased 16.2 percent to $175.7 million in 2012 compared to $151.3 million in 2011. This increase was primarily due to increases in total employment costs. As a percentage of revenues, selling, general and administrative expenses increased to 9.0 percent in 2012 compared to 8.4 percent in 2011.

*Depreciation and amortization.* Depreciation and amortization were $214.9 million in 2012, an increase of $35.0 million or 19.5 percent, compared to $179.9 million in 2011. This increase resulted from capital expenditures within both Technical Services and Support Services to increase capacity and to maintain our existing fleet of equipment. As a percentage of revenues, depreciation and amortization increased to 11.0 percent in 2012 compared to 9.9 percent in 2011.

*Loss on disposition of assets, net.* Loss on disposition of assets, net was $6.1 million in 2012 compared to $3.8 million in 2011. The loss of disposition of assets, net includes gains or losses related to various property and equipment dispositions including certain equipment components experiencing increased wear and tear which requires early dispositions, or sales to customers of lost or damaged rental equipment.

*Other income, net.* Other income, net was $2.2 million in 2012, an increase of $2.0 million compared to $0.2 million in 2011. Other income, net primarily includes mark to market gains and losses of investments in the non-qualified benefit plan.

*Interest expense and interest income.* Interest expense was $2.0 million in 2012 compared to $3.5 million in 2011. The decrease in 2012 is due to a lower average debt balance on our revolving credit facility coupled with slightly lower interest rates net of interest capitalized on equipment and facilities under construction. Interest income increased to $30 thousand in 2012 compared to $18 thousand in 2011.

*Income tax provision.* The income tax provision was $168.2 million in 2012 compared to $182.4 million in 2011. This decrease was due to lower income before taxes in 2012 compared to 2011 as the effective tax rate of 38.0 percent in 2012 was comparable to the effective tax rate of 38.1 percent in 2011.

*Net income and diluted earnings per share.* Net income was $274.4 million in 2012, or $1.27 per diluted share, compared to net income of $296.4 million, or $1.35 per diluted share in 2011. This decline was due to higher, as a percentage of revenues, costs of revenues, selling, general and administrative expenses, and depreciation and amortization expenses.

**Year Ended December 31, 2011 Compared To Year Ended December 31, 2010**

*Revenues.* Revenues in 2011 increased $713.4 million or 65.1 percent compared to 2010. The Technical Services segment revenues for 2011 increased 69.8 percent from the prior year due primarily to a larger fleet of revenue-producing equipment, higher activity levels from expanded customer commitments and improved pricing. The Support Services segment revenues for 2011 increased 25.3 percent from the prior year due to improved pricing and higher activity levels.

Domestic revenues increased 69 percent during 2011 compared to 2010 to $1,757.7 million due to increased customer activity levels coupled with increased capacity of equipment and improved pricing. The average price of oil increased by approximately 20 percent while the average price of natural gas decreased by nine percent during 2011 compared to the prior year. The average domestic rig count during 2011 was 22 percent higher than in 2010. Our revenues and earnings grew at a greater rate than the changes in these industry indicators because of an increased capacity of revenue-producing equipment, higher equipment utilization and improved pricing compared to 2010. This increase in drilling activity, as well as the increased amount of horizontal and directional drilling, had a positive impact on our financial results. At the present time, we believe that our activity levels are affected equally by the price of natural gas and the price of oil, since oil-directed activity as a percentage of total U.S. activity has increased significantly during 2011. We also believe that the total number of directional and horizontal wells more directly affect our activity levels, regardless of whether the wells are directed towards oil or natural gas. This belief is based on the fact that directional and horizontal wells require more of several of the services within our technical services segment. International revenues, which decreased slightly from $54.9 million in 2010 to $52.1 million in 2011, were three percent of consolidated revenues in 2011 compared to five percent of revenues in 2010. These international revenue decreases were due mainly to lower customer activity levels in New Zealand and Qatar partially offset by an increase in activity in Canada, compared to the prior year. Our international revenues are impacted by the timing of project initiation and their ultimate duration.

*Cost of revenues.* Cost of revenues in 2011 was $992.7 million compared to $606.1 million in 2010, an increase of $386.6 million or 63.8 percent. The increase in these costs was due to the variable nature of most of these expenses as cost of revenues. As a percent of revenues was unchanged in 2011 compared to 2010.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased 24.2 percent to $151.3 million in 2011 compared to $121.8 million in 2010. This increase was primarily due to increases in total employment costs, including increased incentive compensation consistent with improved operating results. However, as a percentage of revenues, selling, general and administrative expenses decreased to 8.4 percent in 2011 compared to 11.1 percent in 2010 due to leverage of the fixed costs over higher revenues.

*Depreciation and amortization.* Depreciation and amortization were $179.9 million in 2011, an increase of $46.5 million or 34.9 percent compared to $133.4 million in 2010. This increase resulted from a higher level of capital expenditures during recent quarters within both Technical Services and Support Services to increase capacity and to maintain our existing equipment. However, as a percentage of revenues, depreciation and amortization decreased to 9.9 percent in 2011 compared to 12.2 percent in 2010 due to leverage over higher revenues.

*(Loss) gain on disposition of assets, net.* Loss on disposition of assets, net was $3.8 million in 2011 compared to a gain on disposition of assets, net of $3.8 million in 2010. The (loss) gain on disposition of assets, net includes gains or losses related to various property and equipment dispositions including certain equipment components experiencing increased wear and tear which requires early dispositions, or sales to customers of lost or damaged rental equipment.

*Other income, net.* Other income, net was $0.2 million in 2011, a decrease of $1.1 million compared to $1.3 million in 2010. The decrease is mainly due to mark-to-market net losses on investments held in the non-qualified Supplemental Retirement Plan during 2011 compared to net gains in 2010.

*Interest expense.* Interest expense was $3.5 million in 2011 compared to $2.7 million in 2010. The increase is primarily due to a higher average balance on our revolving credit facility in 2011 compared to 2010.

*Interest income.* Interest income decreased to $18 thousand in 2011 compared to $46 thousand in 2010.

*Income tax provision.* The income tax provision was $182.4 million in 2011 compared to $90.8 million in 2010. This increase was due to higher income before taxes in 2011 compared to 2010 as the effective tax rate of 38.1 percent in 2011 was similar to the effective tax rate of 38.2 percent in 2010.

*Net income and diluted earnings per share.* Net income was $296.4 million in 2011, or $1.35 per diluted share, compared to net income of $146.7 million, or $0.67 per diluted share in 2010. This improvement was due to increased revenues and lower, as a percentage of revenues, costs of revenues, selling, general and administrative expenses, and depreciation and amortization expenses.

**Liquidity and Capital Resources**

*Cash and Cash Flows*

The Company's cash and cash equivalents were $14.2 million as of December 31, 2012, $7.4 million as of December 31, 2011 and $9.0 million as of December 31, 2010.

The following table sets forth the historical cash flows for the years ended December 31:

| | (in thousands) | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Net cash provided by operating activities | $ 559,933 | $ 386,007 | $ 168,657 |
| Net cash used for investing activities | (315,838) | (391,637) | (171,769) |
| Net cash (used for) provided by financing activities | (237,325) | 3,988 | 7,658 |

2012

Cash provided by operating activities increased $173.9 million in 2012 compared to the prior year due primarily to a net decrease in working capital requirements in 2012 compared to 2011. This decrease in working capital requirements was partially offset by a decrease in the deferred tax provision and net income. Decreasing business activity levels in 2012 resulted in decreased accounts receivable, other current assets and accounts payable partially offset by an increase in inventory.

Cash used for investing activities in 2012 decreased by $75.8 million compared to 2011, primarily as a result of lower capital expenditures.

Cash used for financing activities 2012 increased by $241.3 million primarily as a result of higher net loan repayments during 2012 compared to the prior year as a result of improvements in working capital and an increase in common stock dividends during 2012 compared to the prior year.

2011

Cash provided by operating activities increased $217.4 million in 2011 compared to the prior year due primarily to a $149.6 million increase in net income in 2011 compared to 2010. This improvement in net income was partially offset by increases in working capital requirements. Increased business activity levels and revenues in 2011 resulted in increased inventory, other current assets and accounts receivables, partially offset by an increase in accounts payable.

Cash used for investing activities in 2011 increased by $219.9 million compared to 2010, primarily as a result of higher capital expenditures made to increase our fleet of revenue-producing equipment.

Cash provided by financing activities for 2011 decreased by $3.7 million compared to 2010, as a result of higher common stock dividends in 2011 compared to the prior year, coupled with cost of higher open market share repurchases during 2011 partially offset by a net increase in borrowings under our credit facility during 2011 to fund working capital requirements and capital expenditures.

*Financial Condition and Liquidity*

The Company's financial condition as of December 31, 2012, remains strong. We believe the liquidity provided by our existing cash and cash equivalents, our overall strong capitalization which includes a revolving credit facility and cash expected to be generated from operations will provide sufficient capital to meet our requirements for at least the next twelve months. The Company currently has a $350 million revolving credit facility that matures in August 2015. The facility contains customary terms and conditions, including certain financial covenants including covenants restricting RPC's ability to incur liens, merge or consolidate with another entity. A total of $224.9 million was available under the facility as of December 31, 2012; approximately $18.1 million of the facility supports outstanding letters of credit relating to self-insurance programs or contract bids. For additional information with respect to RPC's facility, see Note 6 of the Notes to Consolidated Financial Statements.

The Company's decisions about the amount of cash to be used for investing and financing purposes are influenced by its capital position, including access to borrowings under our facility, and the expected amount of cash to be provided by operations. We believe our liquidity will continue to provide the opportunity to grow our asset base and revenues during periods with positive business conditions and strong customer activity levels. The Company's decisions about the amount of cash to be used for investing and financing activities could be influenced by the financial covenants in our credit facility but we do not expect the covenants to restrict our planned activities. The Company is in compliance with these financial covenants.

*Cash Requirements*

Capital expenditures were $328.9 million in 2012, and we currently expect capital expenditures to be in the range of approximately $250 million to $300 million in 2013. We expect that a majority of these expenditures in 2013 will be directed towards maintenance of our revenue-producing equipment and refurbishment of our existing fleet of pressure pumping equipment. The remaining capital expenditures will be directed towards the purchase of revenue-producing equipment in several of our core service lines, including coiled tubing, pressure pumping and rental tools. The actual amount of expenditures will depend primarily on equipment maintenance requirements, expansion opportunities, and equipment delivery schedules.

The Company's Retirement Income Plan, a multiple employer trusteed defined benefit pension plan, provides monthly benefits upon retirement at age 65 to eligible employees. During 2012, the Company contributed $4.3 million to the pension plan. The Company expects that additional contributions to the defined benefit pension plan of approximately $0.4 million will be required in 2013 to achieve the Company's funding objective.

The Company's Board of Directors announced a stock buyback program on March 9, 1998 authorizing the repurchase of up to 26,578,125 shares of which 1,223,848 additional shares were available to be repurchased as of December 31, 2012. The program does not have a predetermined expiration date.

On January 22, 2013, the Board of Directors approved a $0.10 per share cash dividend, payable March 8, 2013 to stockholders of record at the close of business on February 8, 2013. The Company expects to continue to pay cash dividends to common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

### Contractual Obligations

The Company's obligations and commitments that require future payments include our credit facility, certain non-cancelable operating leases, purchase obligations and other long-term liabilities. The following table summarizes the Company's significant contractual obligations as of December 31, 2012:

| Contractual obligations | Payments due by period | | | | |
|---|---|---|---|---|---|
| (in thousands) | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
| Long-term debt obligations | $107,000 | $ — | $107,000 | $ — | $ — |
| Interest on long-term debt obligations | 6,648 | 2,493 | 4,155 | — | — |
| Capital lease obligations | — | — | — | — | — |
| Operating leases (1) | 32,666 | 8,288 | 11,827 | 5,222 | 7,329 |
| Purchase obligations (2) | 56,981 | 55,896 | 1,085 | — | — |
| Other long-term liabilities (3) | 3,694 | — | 3,694 | — | — |
| Total contractual obligations | $206,989 | $66,677 | $127,761 | $5,222 | $7,329 |

(1) Operating leases include agreements for various office locations, office equipment, and certain operating equipment.

(2) Includes agreements to purchase raw materials, goods or services that have been approved and that specify all significant terms (pricing, quantity, and timing). As part of the normal course of business the Company occasionally enters into purchase commitments to manage its various operating needs.

(3) Includes expected cash payments for long-term liabilities reflected on the balance sheet where the timing of the payments are known. These amounts include incentive compensation. These amounts exclude pension obligations with uncertain funding requirements and deferred compensation liabilities.

### Fair Value Measurements

The Company's assets and liabilities measured at fair value are classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation. Assets and liabilities that are traded on an exchange with a quoted price are classified as Level 1. Assets and liabilities that are valued using significant observable inputs in addition to quoted market prices are classified as Level 2. The Company currently has no assets or liabilities measured on a recurring basis that are valued using unobservable inputs and therefore no assets or liabilities measured on a recurring basis are classified as Level 3. For defined benefit plan assets classified as Level 3, the values are computed using inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data or on net asset values calculated by the fund and not publicly available.

### Inflation

The Company purchases its equipment and materials from suppliers who provide competitive prices, and employs skilled workers from competitive labor markets. If inflation in the general economy increases, the Company's costs for equipment, materials and labor could increase as well. Also, increases in activity in the domestic oilfield can cause upward wage pressures in the labor markets from which it hires employees as well as increases in the costs of certain materials and key equipment components used to provide services to the Company's customers. During 2012, the Company incurred higher employment costs due to a continued shortage of skilled labor in many of its markets, although these cost pressures subsided during the third and fourth quarters. The Company expects that labor cost pressures will continue in 2013, although to a lesser degree. In addition, the price of certain raw materials used to provide the Company's services increased significantly during 2012 as compared to 2011. The Company successfully mitigated some of the cost increases for raw materials during 2012 by securing materials through additional sources and increasing amounts held in inventory, although no assurance can be given that these efforts will continue to be successful in 2013 if these cost pressures continue.

**Off Balance Sheet Arrangements**

The Company does not have any material off balance sheet arrangements.

**Related Party Transactions**

*Marine Products Corporation*

Effective in 2001, the Company spun off the business conducted through Chaparral Boats, Inc. ("Chaparral"), RPC's former powerboat manufacturing segment. RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products Corporation (a Delaware corporation) ("Marine Products"), a newly formed wholly owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders. In conjunction with the spin-off, RPC and Marine Products entered into various agreements that define the companies' relationship.

In accordance with a Transition Support Services agreement, which may be terminated by either party, RPC provides certain administrative services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products. Charges from the Company (or from corporations that are subsidiaries of the Company) for such services aggregated approximately $544,000 in 2012, $639,000 in 2011 and $689,000 in 2010. The Company's receivable due from Marine Products for these services was approximately $94,000 as of December 31, 2012 and was approximately $3,000 as of December 31, 2011. The Company's directors are also directors of Marine Products and all of the executive officers are employees of both the Company and Marine Products.

*Other*

The Company periodically purchases in the ordinary course of business products or services from suppliers, who are owned by significant officers or stockholders, or affiliated with the directors of RPC. The total amounts paid to these affiliated parties were approximately $1,676,000 in 2012, $1,469,000 in 2011 and $551,000 in 2010.

RPC receives certain administrative services and rents office space from Rollins, Inc. (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with RPC). The service agreements between Rollins, Inc. and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include office space, administration of certain employee benefit programs, and other administrative services. Charges to the Company (or to corporations which are subsidiaries of the Company) for such services and rent totaled $83,000 in 2012, $102,000 in 2011 and $94,000 in 2010.

A group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power.

**Critical Accounting Policies**

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require significant judgment by management in selecting the appropriate assumptions for calculating accounting estimates. These judgments are based on our historical experience, terms of existing contracts, trends in the industry, and information available from other outside sources, as appropriate. Senior management has discussed the development, selection and disclosure of its critical accounting estimates with the Audit Committee of our Board of Directors. The Company believes the following critical accounting policies involve estimates that require a higher degree of judgment and complexity:

*Allowance for doubtful accounts* — Substantially all of the Company's receivables are due from oil and gas exploration and production companies in the United States, selected international locations and foreign, nationally owned oil companies. Our allowance for doubtful accounts is determined using a combination of factors to ensure that our receivables are not overstated due to uncollectibility. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Our customers' ability to pay is directly related to their ability to generate cash flow on their projects and is significantly affected by the volatility in the price of oil and natural gas. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. Accounts are written off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery. Therefore, the provision for doubtful accounts can fluctuate significantly from period to period. Recoveries were insignificant in 2012, 2011 and 2010. We record specific provisions when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the realizability of receivables would be further adjusted, either upward or downward.

The estimated allowance for doubtful accounts is based on our evaluation of the overall trends in the oil and gas industry, financial condition of our customers, our historical write-off experience, current economic conditions, and in the case of international customers, our judgments about the economic and political environment of the related country and region. In addition to reserves established for specific customers, we establish general reserves by using different percentages depending on the age of the receivables which we adjust periodically based on management judgment and the economic strength of our customers. The net provisions for doubtful accounts have ranged from 0.09 percent to 0.45 percent of revenues over the last three years. Increasing or decreasing the estimated general reserve percentages by 0.50 percentage points as of December 31, 2012 would have resulted in a change of approximately $1.9 million to the allowance for doubtful accounts and a corresponding change to selling, general and administrative expenses.

*Income taxes* — The effective income tax rates were 38.0 percent in 2012, 38.1 percent in 2011 and 38.2 percent in 2010. Our effective tax rates vary due to changes in estimates of our future taxable income, fluctuations in the tax jurisdictions in which our earnings and deductions are realized, and favorable or unfavorable adjustments to our estimated tax liabilities related to proposed or probable assessments. As a result, our effective tax rate may fluctuate significantly on a quarterly or annual basis.

We establish a valuation allowance against the carrying value of deferred tax assets when we determine that it is more likely than not that the asset will not be realized through future taxable income. Such amounts are charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are recorded when identified, which is generally in the third quarter of the subsequent year for U.S. federal and state provisions. Deferred tax liabilities and assets are determined based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the year the differences are expected to reverse.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates.

*Insurance expenses* — The Company self insures, up to certain policy-specified limits, certain risks related to general liability, workers' compensation, vehicle and equipment liability. The cost of claims under these self-insurance programs is estimated and accrued using individual case-based valuations and statistical analysis and is based upon judgment and historical experience; however, the ultimate cost of many of these claims may not be known for several years. These claims are monitored and the cost estimates are revised as developments occur relating to such claims. The Company has retained an independent third party actuary to assist in the calculation of a range of exposure for these claims. As of December 31, 2012, the Company estimates the range of exposure to be from $14.0 million to $19.2 million. The Company has recorded liabilities at December 31, 2012 of approximately $16.6 million which represents management's best estimate of probable loss.

*Depreciable life of assets* — RPC's net property, plant and equipment at December 31, 2012 was $756.3 million representing 55.3 percent of the Company's consolidated assets. Depreciation and amortization expenses for the year ended December 31, 2012 were $214.9 million. Management judgment is required in the determination of the estimated useful lives used to calculate the annual and accumulated depreciation and amortization expense.

Property, plant and equipment are reported at cost less accumulated depreciation and amortization, which is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful life represents the projected period of time that the asset will be productively employed by the Company and is determined by management based on many factors including historical experience with similar assets. Assets are monitored to ensure changes in asset lives are identified and prospective depreciation and amortization expense is adjusted accordingly. We have not made any changes to the estimated lives of assets resulting in a material impact in the last three years.

*Defined benefit pension plan* — In 2002, the Company ceased all future benefit accruals under the defined benefit plan, although the Company remains obligated to provide employees benefits earned through March 2002. The Company accounts for the defined benefit plan in accordance with the provisions of FASB ASC 715, "Compensation – Retirement Benefits" and engages an outside actuary to calculate its obligations and costs. With the assistance of the actuary, the Company evaluates the significant assumptions used on a periodic basis including the estimated future return on plan assets, the discount rate, and other factors, and makes adjustments to these liabilities as necessary.

The Company chooses an expected rate of return on plan assets based on historical results for similar allocations among asset classes, the investments strategy, and the views of our investment adviser. Differences between the expected long-term return on plan assets and the actual return are amortized over future years. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The Company's assumption for the expected return on plan assets was seven percent for 2012, 2011 and 2010.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes a yield curve approach. The approach utilizes an economic model whereby the Company's expected benefit payments over the life of the plan are forecasted and then compared to a portfolio of investment grade corporate bonds that will mature at the same time that the benefit payments are due in any given year. The economic model then calculates the one discount rate to apply to all benefit payments over the life of the plan which will result in the same total lump sum as the payments from the corporate bonds. A lower discount rate increases the present value of benefit obligations. The discount rate was 4.16 percent as of December 31, 2012 compared to 5.00 percent as of December 31, 2011 and 5.49 percent in 2010.

As set forth in note 10 to the Company's financial statements, included among the asset categories for the Plan's investments are real estate, tactical composite and alternative investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2010-12 "Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent)," these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

As of December 31, 2012, the defined benefit plan was under-funded and the recorded change within accumulated other comprehensive loss decreased stockholders' equity by approximately $1.7 million after tax. Holding all other factors constant, a change in the discount rate used to measure plan liabilities by 0.25 percentage points would result in a pre-tax increase or decrease of approximately $1.3 million to the net loss related to pension reflected in accumulated other comprehensive loss.

The Company recognized pre-tax pension expense of $0.7 million in 2012, $0.5 million in 2011 and $0.6 million in 2010. Based on the under-funded status of the defined benefit plan as of December 31, 2012, the Company expects to recognize pension expense of $0.5 million in 2013. Holding all other factors constant, a change in the expected long-term rate of return on plan assets by 0.50 percentage points would result in an increase or decrease in pension expense of approximately $0.1 million in 2012. Holding all other factors constant, a change in the discount rate used to measure plan liabilities by 0.25 percentage points would result in an increase or decrease in pension expense of approximately $3 thousand in 2012.

## RECENT ACCOUNTING PRONOUNCEMENTS:

During the year ended December 31, 2012, the Financial Accounting Standards Board (FASB) issued the following applicable accounting Standards Updates (ASU):

### *Recently Adopted Accounting Pronouncements:*

***ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.*** The amendments to the Codification in this ASU allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011. The Company has adopted these provisions in the first quarter of 2012 and has presented a separate statement of comprehensive income consecutively after the statement showing net income in the accompanying financial statements. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

***ASU 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.*** The amendments in this codification permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period, proceeding directly to performing the quantitative impairment test and resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption being permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity's financial statements for the most recent annual or interim period have not been issued. The Company adopted these provisions in the fourth quarter of 2012 for annual and interim impairment tests performed starting this year. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

***Recently Issued Accounting Pronouncements Not Yet Adopted:***

***Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*** The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The amendments are effective for all reporting periods beginning after December 15, 2012, with early adoption permitted. The Company plans to adopt these provisions in the first quarter of 2013. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements and the Company will comply with the additional disclosures as required.

***Accounting Standards Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.*** The amendments to the Codification in this ASU are part of an ongoing effort to bring congruence between U.S. GAAP and International Financial Reporting Standards. The amendments in this ASU require an entity to disclose information about derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy and can be presented as a single net amount in the statement of financial position. The amendments in this ASU are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with the required disclosures being provided retrospectively for all comparative periods presented. The Company is currently evaluating the impact of adoption of these provisions in the first quarter of 2013.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to interest rate risk exposure through borrowings on its credit agreement. As of December 31, 2012, there are outstanding interest-bearing advances of $107.0 million on our credit facility which bear interest at a floating rate. A change in interest rates of one percent on the balance outstanding on the credit facility at December 31, 2012 would cause a change of approximately $1.1 million in total annual interest costs.

Additionally, the Company is exposed to market risk resulting from changes in foreign exchange rates. However, since the majority of the Company's transactions occur in U.S. currency, this risk is not expected to have a material effect on its consolidated results of operations or financial condition.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of RPC, Inc.:

The management of RPC, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. RPC, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

There are inherent limitations to the effectiveness of any controls system. A controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Also, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud, if any, within the Company will be detected. Further, the design of a controls system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The Company intends to continually improve and refine its internal controls.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that RPC, Inc. maintained effective internal control over financial reporting as of December 31, 2012.

The independent registered public accounting firm, Grant Thornton LLP, has audited the consolidated financial statements as of and for the year ended December 31, 2012, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 42.

Richard A. Hubbell
President and Chief Executive Officer

Ben M. Palmer
Chief Financial Officer and Treasurer

Atlanta, Georgia
March 1, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
RPC, Inc.

We have audited the internal control over financial reporting of RPC, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Atlanta, Georgia
March 1, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Shareholders
RPC, Inc.

We have audited the accompanying consolidated balance sheets of RPC, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPC, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Grant Thornton LLP

Atlanta, Georgia
March 1, 2013

## Item 8. Financial Statements and Supplementary Data

### CONSOLIDATED BALANCE SHEETS
### RPC, INC. AND SUBSIDIARIES

*(in thousands except share information)*

| December 31, | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 14,163 | $ 7,393 |
| Accounts receivable, net | 387,530 | 461,272 |
| Inventories | 140,867 | 100,438 |
| Deferred income taxes | 5,777 | 7,183 |
| Income taxes receivable | 4,234 | 10,805 |
| Prepaid expenses | 10,762 | 8,478 |
| Other current assets | 4,494 | 30,986 |
| Current assets | 567,827 | 626,555 |
| Property, plant and equipment, net | 756,326 | 675,360 |
| Goodwill | 24,093 | 24,093 |
| Other assets | 18,917 | 12,203 |
| Total assets | $ 1,367,163 | $ 1,338,211 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable | $ 109,846 | $ 122,987 |
| Accrued payroll and related expenses | 32,053 | 33,680 |
| Accrued insurance expenses | 6,152 | 5,744 |
| Accrued state, local and other taxes | 7,326 | 5,066 |
| Income taxes payable | 6,428 | 10,705 |
| Other accrued expenses | 2,706 | 1,284 |
| Current liabilities | 164,511 | 179,466 |
| Long-term accrued insurance expenses | 10,400 | 9,000 |
| Notes payable to banks | 107,000 | 203,300 |
| Long-term pension liabilities | 26,543 | 24,445 |
| Deferred income taxes | 155,007 | 155,928 |
| Other long-term liabilities | 4,470 | 3,480 |
| Total liabilities | 467,931 | 575,619 |
| Commitments and contingencies | | |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock, $0.10 par value, 1,000,000 shares authorized, none issued | — | — |
| Common stock, $0.10 par value, 349,000,000 shares authorized, 220,144,287 and 221,187,660 shares issued and outstanding in 2012 and 2011, respectively | 22,014 | 22,119 |
| Capital in excess of par value | — | — |
| Retained earnings | 891,464 | 753,119 |
| Accumulated other comprehensive loss | (14,246) | (12,646) |
| Total stockholders' equity | 899,232 | 762,592 |
| Total liabilities and stockholders' equity | $ 1,367,163 | $ 1,338,211 |

*The accompanying notes are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS
## RPC, INC. AND SUBSIDIARIES

***(in thousands except per share data)***

| Years ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| REVENUES | $ 1,945,023 | $ 1,809,807 | $ 1,096,384 |
| COSTS AND EXPENSES: | | | |
| Cost of revenues | 1,105,886 | 992,704 | 606,098 |
| Selling, general and administrative expenses | 175,749 | 151,286 | 121,839 |
| Depreciation and amortization | 214,899 | 179,905 | 133,360 |
| Loss (gain) on disposition of assets, net | 6,099 | 3,831 | (3,758) |
| Operating profit | 442,390 | 482,081 | 238,845 |
| Interest expense | (1,976) | (3,453) | (2,662) |
| Interest income | 30 | 18 | 46 |
| Other income, net | 2,175 | 169 | 1,303 |
| Income before income taxes | 442,619 | 478,815 | 237,532 |
| Income tax provision | 168,183 | 182,434 | 90,790 |
| Net income | $ 274,436 | $ 296,381 | $ 146,742 |
| **EARNINGS PER SHARE** | | | |
| Basic | $ 1.28 | $ 1.36 | $ 0.67 |
| Diluted | $ 1.27 | $ 1.35 | $ 0.67 |
| **Dividends paid per share** | $ 0.520 | $ 0.213 | $ 0.094 |

*The accompanying notes are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## RPC, INC. AND SUBSIDIARIES

***(in thousands except per share data)***

| Years ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| NET INCOME | $ 274,436 | $ 296,381 | $ 146,742 |
| OTHER COMPREHENSIVE INCOME, NET OF TAXES: | | | |
| Pension adjustment | (1,707) | (3,048) | (1,350) |
| Cash flow hedge | — | 387 | 133 |
| Foreign currency translation | 265 | (138) | 209 |
| Unrealized gain (loss) on securities and reclassification adjustments | (158) | (314) | 281 |
| COMPREHENSIVE INCOME | $ 272,836 | $ 293,268 | $ 146,015 |

*The accompanying notes are an integral part of these statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## RPC, INC. AND SUBSIDIARIES

*(in thousands)*

| Three Years Ended December 31, 2012 | Common Stock Shares | Common Stock Amount | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| Balance, December 31, 2009 | 147,547 | $14,754 | $ 2,720 | $401,055 | $ (8,806) | $409,723 |
| Stock issued for stock incentive plans, net | 587 | 59 | 4,889 | — | — | 4,948 |
| Stock purchased and retired | (144) | (14) | (832) | (949) | — | (1,795) |
| Net income | — | — | — | 146,742 | — | 146,742 |
| Pension adjustment, net of taxes | — | — | — | — | (1,350) | (1,350) |
| Gain on cash flow hedge, net of taxes | — | — | — | — | 133 | 133 |
| Unrealized gain on securities, net of taxes | — | — | — | — | 281 | 281 |
| Foreign currency translation, net of taxes | — | — | — | — | 209 | 209 |
| Dividends declared | — | — | — | (20,647) | — | (20,647) |
| Excess tax benefits for share-based payments | — | — | 651 | — | — | 651 |
| Three-for-two stock splits | 74,274 | 7,428 | (7,428) | — | — | — |
| Balance, December 31, 2010 | 222,264 | 22,227 | — | 526,201 | (9,533) | 538,895 |
| Stock issued for stock incentive plans, net | 1,218 | 122 | 9,455 | — | — | 9,577 |
| Stock purchased and retired | (1,936) | (194) | (12,862) | (22,136) | — | (35,192) |
| Net income | — | — | — | 296,381 | — | 296,381 |
| Pension adjustment, net of taxes | — | — | — | — | (3,048) | (3,048) |
| Gain on cash flow hedge, net of taxes | — | — | — | — | 387 | 387 |
| Unrealized loss on securities, net of taxes | — | — | — | — | (314) | (314) |
| Foreign currency translation, net of taxes | — | — | — | — | (138) | (138) |
| Dividends declared | — | — | — | (47,327) | — | (47,327) |
| Excess tax benefits for share-based payments | — | — | 3,371 | — | — | 3,371 |
| Three-for-two stock split | (358) | (36) | 36 | — | — | — |
| Balance, December 31, 2011 | 221,188 | 22,119 | — | 753,119 | (12,646) | 762,592 |
| Stock issued for stock incentive plans and other, net | 1,530 | 152 | 11,105 | — | — | 11,257 |
| Stock purchased and retired | (2,011) | (201) | (13,885) | (16,515) | — | (30,601) |
| Increased ownership interest in subsidiary, net of taxes | — | — | — | (5,507) | — | (5,507) |
| Net income | — | — | — | 274,436 | — | 274,436 |
| Pension adjustment, net of taxes | — | — | — | — | (1,707) | (1,707) |
| Unrealized loss on securities, net of taxes | — | — | — | — | (158) | (158) |
| Foreign currency translation, net of taxes | — | — | — | — | 265 | 265 |
| Dividends declared | — | — | — | (114,069) | — | (114,069) |
| Excess tax benefits for share-based payments | — | — | 2,724 | — | — | 2,724 |
| Three-for-two stock split | (563) | (56) | 56 | — | — | — |
| Balance, December 31, 2012 | 220,144 | $22,014 | $ — | $891,464 | $(14,246) | $899,232 |

*The accompanying notes are an integral part of these statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## RPC, Inc. and Subsidiaries

*(in thousands)*

| Years ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 274,436 | $ 296,381 | $ 146,742 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and other non-cash charges | 214,153 | 179,787 | 133,253 |
| Stock-based compensation expense | 7,860 | 8,075 | 4,909 |
| Loss (gain) on disposition of assets, net | 6,099 | 3,831 | (3,758) |
| Deferred income tax provision | 4,821 | 77,074 | 22,262 |
| Excess tax benefits for share-based payments | (2,724) | (3,371) | (651) |
| Changes in current assets and liabilities: | | | |
| Accounts receivable | 73,809 | (167,312) | (163,162) |
| Income taxes receivable | 9,295 | 9,817 | 1,584 |
| Inventories | (40,354) | (36,511) | (8,130) |
| Prepaid expenses | (2,284) | (2,783) | (1,041) |
| Other current assets | 26,189 | (30,524) | 189 |
| Accounts payable | (4,929) | 30,102 | 14,191 |
| Income taxes payable | (4,277) | 4,917 | 5,141 |
| Accrued payroll and related expenses | (1,627) | 9,799 | 13,173 |
| Accrued insurance expenses | 408 | 603 | 826 |
| Accrued state, local and other taxes | 2,260 | 2,078 | 987 |
| Other accrued expenses | 1,412 | 958 | 112 |
| Changes in working capital | 59,902 | (178,856) | (136,130) |
| Changes in other assets and liabilities: | | | |
| Pension liabilities | (589) | 1,249 | 1,628 |
| Accrued insurance expenses | 1,400 | 511 | (108) |
| Other non-current assets | (6,415) | 294 | (920) |
| Other non-current liabilities | 990 | 1,032 | 1,430 |
| Net cash provided by operating activities | 559,933 | 386,007 | 168,657 |
| **INVESTING ACTIVITIES** | | | |
| Capital expenditures | (328,936) | (416,400) | (187,486) |
| Increased ownership interest in subsidiary | (6,211) | — | — |
| Proceeds from sale of assets | 19,309 | 24,763 | 15,717 |
| Net cash used for investing activities | (315,838) | (391,637) | (171,769) |
| **FINANCING ACTIVITIES** | | | |
| Payment of dividends | (114,069) | (47,327) | (20,647) |
| Borrowings from notes payable to banks | 844,050 | 940,850 | 516,600 |
| Repayments of notes payable to banks | (940,350) | (858,800) | (485,650) |
| Debt issue costs for notes payable to banks | — | (415) | (1,886) |
| Excess tax benefits for share-based payments | 2,724 | 3,371 | 651 |
| Cash paid for common stock purchased and retired | (30,224) | (34,419) | (1,650) |
| Proceeds received upon exercise of stock options | 544 | 728 | 240 |
| Net cash (used for) provided by financing activities | (237,325) | 3,988 | 7,658 |
| Net increase (decrease) in cash and cash equivalents | 6,770 | (1,642) | 4,546 |
| Cash and cash equivalents at beginning of year | 7,393 | 9,035 | 4,489 |
| Cash and cash equivalents at end of year | $ 14,163 | $ 7,393 | $ 9,035 |

*The accompanying notes are an integral part of these statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*RPC, Inc. and Subsidiaries*

*Years ended December 31, 2012, 2011 and 2010*

### Note 1: Significant Accounting Policies

**Principles of Consolidation and Basis of Presentation**

The consolidated financial statements include the accounts of RPC, Inc. and its wholly-owned subsidiaries ("RPC" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

**Nature of Operations**

RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the southwest, mid-continent, Gulf of Mexico, Rocky Mountain and Appalachian regions, and in selected international markets. The services and equipment provided include Technical Services such as pressure pumping services, coiled tubing services, snubbing services (also referred to as hydraulic workover services), nitrogen services, and firefighting and well control, and Support Services such as the rental of drill pipe and other specialized oilfield equipment and oilfield training.

**Common Stock**

RPC is authorized to issue 349,000,000 shares of common stock, $0.10 par value. Holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of legally available funds. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of the Company, holders of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders.

**Preferred Stock**

RPC is authorized to issue up to 1,000,000 shares of preferred stock, $0.10 par value. As of December 31, 2012, there were no shares of preferred stock issued. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred stock as a class without series or, if so determined from time to time, in one or more series, and by filing a certificate pursuant to the applicable laws of the state of Delaware and to fix the designations, powers, preferences and rights, exchangeability for shares of any other class or classes of stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation.

**Dividends**

On January 22, 2013, the Board of Directors approved a $0.10 per share cash dividend payable March 8, 2013 to stockholders of record at the close of business on February 8, 2013.

**Three-for-Two Stock Split**

On January 24, 2012 at its quarterly meeting, the Board of Directors authorized a three-for-two stock split by issuance on March 9, 2012 of one additional common share for every two common shares held of record as of February 10, 2012. Accordingly, the par value of additional shares issued was adjusted between common stock and capital in excess of par value, and fractional shares resulting from the stock split were settled in cash. All share and per share data on the historical (actual) basis presented in the accompanying financial statements have been retroactively adjusted for the stock split.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are used in the determination of the allowance for doubtful accounts, income taxes, accrued insurance expenses, depreciable lives of assets, and pension liabilities.

### Revenues

RPC's revenues are generated principally from providing services and the related equipment. Revenues are recognized when the services are rendered and collectibility is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales tax charged to customers is presented on a net basis within the consolidated statement of operations and excluded from revenues.

### Concentration of Credit Risk

Substantially all of the Company's customers are engaged in the oil and gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. The Company provided oilfield services to several hundred customers. In 2012, there were no customers that accounted for more than 10 percent of the Company's revenues. In 2011, one of our customers accounted for approximately 12 percent of revenues, and in 2010, one of our customers accounted for approximately 15 percent of revenues. Additionally, no customer accounted for more than 10 percent of accounts receivable as of December 31, 2012, and one of our customers accounted for approximately 19 percent of accounts receivable as of December 31, 2011.

### Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. RPC maintains cash equivalents and investments in one or more large financial institutions, and RPC's policy restricts investment in any securities rated less than "investment grade" by national rating services.

### Investments

Investments classified as available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses, declines in value judged to be other than temporary, interest, and dividends with respect to available-for-sale securities are included in interest income. The Company did not realize any gains or losses during 2012, 2011 or 2010 on its available-for-sale securities. Securities that are held in the non-qualified Supplemental Executive Retirement Plan ("SERP") are classified as trading. See Note 10 for further information regarding the SERP. The change in fair value of trading securities is presented in other income (expense) on the consolidated statements of operations.

Management determines the appropriate classification of investments at the time of purchase and re-evaluates such designations as of each balance sheet date.

**Accounts Receivable**

The majority of the Company's accounts receivable are due principally from major and independent oil and natural gas exploration and production companies. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are considered past due after 60 days and are stated at amounts due from customers, net of an allowance for doubtful accounts.

**Allowance for Doubtful Accounts**

Accounts receivable are carried at the amount owed by customers, reduced by an allowance for estimated amounts that may not be collectible in the future. The estimated allowance for doubtful accounts is based on an evaluation of industry trends, financial condition of customers, historical write-off experience, current economic conditions, and in the case of international customers, judgments about the economic and political environment of the related country and region. Accounts are written off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of previously written-off accounts are recorded when collected.

**Inventories**

Inventories, which consist principally of (i) raw materials and supplies that are consumed providing services to the Company's customers, (ii) spare parts for equipment used in providing these services and (iii) manufactured components and attachments for equipment used in providing services, are recorded at the lower of cost or market value. Cost is determined using the first-in, first-out ("FIFO") method or the weighted average cost method. Market value is determined based on replacement cost for materials and supplies. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments.

**Derivative Instruments and Hedging Activities**

The Company is subject to interest rate risk on the variable component of the interest rate under our credit facility. Effective December 2008, the Company entered into a $50 million interest rate swap agreement. The Company designated the interest rate swap as a cash flow hedge. Changes in the fair value of the effective portion of the interest rate swap were recognized in other comprehensive loss until the hedged item was recognized in earnings. This agreement terminated in September 2011.

## Property, Plant and Equipment

Property, plant and equipment, including software costs, are reported at cost less accumulated depreciation and amortization, which is provided on a straight-line basis over the estimated useful lives of the assets. Annual depreciation and amortization expenses are computed using the following useful lives: operating equipment, 3 to 10 years; buildings and leasehold improvements, 15 to 30 years; furniture and fixtures, 5 to 7 years; software, 5 years; and vehicles, 3 to 5 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income from operations. Expenditures for additions, major renewals, and betterments are capitalized. Expenditures for restoring an identifiable asset to working condition or for maintaining the asset in good working order constitute repairs and maintenance and are expensed as incurred.

RPC records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company periodically reviews the values assigned to long-lived assets, such as property, plant and equipment and other assets, to determine if any impairments should be recognized. Management believes that the long-lived assets in the accompanying balance sheets have not been impaired.

## Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $24,093,000 at December 31, 2012 and 2011. Goodwill is reviewed annually, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount, for impairment. The Company completed a comprehensive qualitative assessment of the various factors that impact goodwill and concluded it is more likely than not that the fair value of its reporting units exceeds their carrying amounts on the annual test date. Therefore the Company did not proceed to Step 1 of the goodwill impairment test in 2012 and 2011. In 2010 the Company completed the Step 1 quantitative analysis by comparing the estimated fair value of a reporting unit with its carrying value. Based on the qualitative assessment and results of the 2010 analysis, the Company has concluded that no impairment of its goodwill occurred for the years ended December 31, 2012, 2011 and 2010.

## Advertising

Advertising expenses are charged to expense during the period in which they are incurred. Advertising expenses totaled $2,965,000 in 2012, $2,406,000 in 2011 and $1,782,000 in 2010.

## Insurance Expenses

RPC self insures, up to certain policy-specified limits, certain risks related to general liability, workers' compensation, vehicle and equipment liability, and employee health insurance plan costs. The estimated cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. The portion of these estimated outstanding claims expected to be paid more than one year in the future is classified as long-term accrued insurance expenses.

### Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance against the carrying value of deferred tax assets when the Company determines that it is more likely than not that the asset will not be realized through future taxable income.

### Defined Benefit Pension Plan

The Company has a defined benefit pension plan that provides monthly benefits upon retirement at age 65 to eligible employees with at least one year of service prior to 2002. In 2002, the Company's Board of Directors approved a resolution to cease all future retirement benefit accruals under the defined benefit pension plan. See Note 10 for a full description of this plan and the related accounting and funding policies.

### Share Repurchases

The Company records the cost of share repurchases in stockholders' equity as a reduction to common stock to the extent of par value of the shares acquired and the remainder is allocated to capital in excess of par value and retained earnings if capital in excess of par value is depleted.

### Earnings per Share

FASB ASC Topic 260-10 "Earnings Per Share-Overall," requires a basic earnings per share and diluted earnings per share presentation. During 2010, the Company adopted certain amendments to ASC 260-10 which requires that all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, be considered participating securities and included in the calculation of its basic earnings per share.

The Company has periodically issued share-based payment awards that contain non-forfeitable rights to dividends, and therefore are considered participating securities. See Note 10 for further information on restricted stock granted to employees.

The basic and diluted calculations differ as a result of the dilutive effect of stock options and time lapse restricted shares and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. Basic and diluted earnings per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the respective periods.

A reconciliation of weighted average shares outstanding along with the earnings (loss) per share attributable to restricted shares of common stock (participating securities) is as follows:

| *(In thousands except per share data)* | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net income available for stockholders: | $274,436 | $296,381 | $146,742 |
| Less: Dividends paid | | | |
| Common stock | (111,966) | (46,479) | (20,294) |
| Restricted shares of common stock | (2,103) | (848) | (353) |
| Undistributed earnings | $160,367 | $249,054 | $126,095 |
| Allocation of undistributed earnings: | | | |
| Common stock | $157,093 | $244,053 | $123,536 |
| Restricted shares of common stock | 3,274 | 5,001 | 2,559 |
| Basic shares outstanding: | | | |
| Common stock | 210,707 | 213,153 | 212,799 |
| Restricted shares of common stock | 4,534 | 4,530 | 4,685 |
| | 215,241 | 217,683 | 217,484 |
| Diluted shares outstanding: | | | |
| Common stock | 210,707 | 213,153 | 212,799 |
| Dilutive effect of stock-based awards | 1,555 | 2,567 | 2,321 |
| | 212,262 | 215,720 | 215,120 |
| Restricted shares of common stock | 4,534 | 4,530 | 4,685 |
| | 216,796 | 220,250 | 219,805 |
| Basic earnings per share: | | | |
| Common stock: | | | |
| Distributed earnings | $0.53 | $0.22 | $0.10 |
| Undistributed earnings | 0.75 | 1.14 | 0.57 |
| | $1.28 | $1.36 | $0.67 |
| Restricted shares of common stock: | | | |
| Distributed earnings | $0.46 | $0.19 | $0.08 |
| Undistributed earnings | 0.72 | 1.10 | 0.55 |
| | $1.18 | $1.29 | $0.63 |
| Diluted earnings per share: | | | |
| Common Stock: | | | |
| Distributed earnings | $0.53 | $0.22 | $0.10 |
| Undistributed earnings | 0.74 | 1.13 | 0.57 |
| | $1.27 | $1.35 | $0.67 |

**Fair Value of Financial Instruments**

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, an interest rate swap, and debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. The Company's investments are classified as available-for-sale securities with the exception of investments held in the non-qualified Supplemental Executive Retirement Plan ("SERP") which are classified as trading securities. All of these securities are carried at fair value in the accompanying consolidated balance sheets. The interest rate swap which expired in September of 2011 was carried at fair value based on quotes from the issuer of the swap and represented the estimated amount that the Company expected to pay to terminate the swap. See Note 8 for additional information.

## Stock-Based Compensation

Stock-based compensation expense is recognized for all share-based payment awards, net of an estimated forfeiture rate. Thus, compensation cost is amortized for those shares expected to vest on a straight-line basis over the requisite service period of the award. See Note 10 for additional information.

## Recent Accounting Pronouncements

During the year ended December 31, 2012, the Financial Accounting Standards Board (FASB) issued the following applicable accounting Standards Updates (ASU):

***Recently Adopted Accounting Pronouncements:***

***ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.*** The amendments to the Codification in this ASU allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2011. The Company has adopted these provisions in the first quarter of 2012 and has presented a separate statement of comprehensive income consecutively after the statement showing net income in the accompanying financial statements. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

***ASU 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.*** The amendments in this codification permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period, proceeding directly to performing the quantitative impairment test and resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption being permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity's financial statements for the most recent annual or interim period have not been issued. The Company adopted these provisions in the fourth quarter of 2012 for annual and interim impairment tests performed starting this year. Adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

***Recently Issued Accounting Pronouncements Not Yet Adopted:***

***Accounting Standards Update 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.*** The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The amendments are effective for all reporting periods beginning after December 15, 2012, with early adoption permitted. The Company plans to adopt these provisions in the first quarter of 2013. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements and the Company will comply with the additional disclosures as required.

***Accounting Standards Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.*** The amendments to the Codification in this ASU are part of an ongoing effort to bring congruence between U.S. GAAP and International Financial Reporting Standards. The amendments in this ASU require an entity to disclose information about derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy and can be presented as a single net amount in the statement of financial position. The amendments in this ASU are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, with the required disclosures being provided retrospectively for all comparative periods presented. The Company is currently evaluating the impact of adoption of these provisions in the first quarter of 2013.

## Note 2: Accounts Receivable

Accounts receivable, net consists of the following:

| December 31, | 2012 | 2011 |
|---|---|---|
| *(in thousands)* | | |
| Trade receivables: | | |
| Billed | $ 310,997 | $ 367,718 |
| Unbilled | 82,649 | 99,913 |
| Other receivables | 2,994 | 1,734 |
| Total | 396,640 | 469,365 |
| Less: allowance for doubtful accounts | (9,110) | (8,093) |
| Accounts receivable, net | $ 387,530 | $ 461,272 |

Trade receivables relate to sale of our services and products, for which credit is extended based on our evaluation of the customer's credit worthiness. Unbilled receivables represent revenues earned but not billed to the customer until future dates, usually within one month. Other receivables consist primarily of amounts due from purchasers of Company property and rebates from suppliers.

Changes in the Company's allowance for doubtful accounts are as follows:

| Years Ended December 31, | 2012 | 2011 |
|---|---|---|
| *(in thousands)* | | |
| Beginning balance | $ 8,093 | $ 8,695 |
| Bad debt expense | 1,784 | 2,868 |
| Accounts written-off | (1,132) | (3,820) |
| Recoveries | 365 | 350 |
| Ending balance | $ 9,110 | $ 8,093 |

## Note 3: Inventories

Inventories are $140,867,000 at December 31, 2012 and $100,438,000 at December 31, 2011 and consist of raw materials, parts and supplies.

## Note 4: Property, Plant and Equipment

Property, plant and equipment are presented at cost net of accumulated depreciation and consist of the following:

| December 31, *(in thousands)* | 2012 | 2011 |
|---|---|---|
| Land | $ 17,420 | $ 17,403 |
| Buildings and leasehold improvements | 111,986 | 94,152 |
| Operating equipment | 1,155,600 | 990,186 |
| Computer software | 20,581 | 18,662 |
| Furniture and fixtures | 7,232 | 5,679 |
| Vehicles | 357,913 | 306,716 |
| Construction in progress | 9,829 | 9,828 |
| Gross property, plant and equipment | 1,680,561 | 1,442,626 |
| Less: accumulated depreciation | (924,235) | (767,266) |
| Net property, plant and equipment | $ 756,326 | $ 675,360 |

Depreciation expense was $214.9 million in 2012, $179.9 million in 2011 and $133.4 million in 2010. There were no capital leases outstanding as of December 31, 2012 and December 31, 2011. The Company had accounts payable for purchases of property and equipment of approximately $24.4 million as of December 31, 2012, $32.7 million as of December 31, 2011 and $18.1 million as of December 31, 2010.

## Note 5: Income Taxes

The following table lists the components of the provision (benefit) for income taxes:

| Years ended December 31, *(in thousands)* | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current provision: | | | |
| Federal | $ 147,580 | $ 91,415 | $ 56,289 |
| State | 14,673 | 12,938 | 11,180 |
| Foreign | 1,109 | 1,007 | 1,059 |
| Deferred provision (benefit): | | | |
| Federal | 5,027 | 70,599 | 22,833 |
| State | (206) | 6,475 | (571) |
| Total income tax provision | $ 168,183 | $ 182,434 | $ 90,790 |

Reconciliation between the federal statutory rate and RPC's effective tax rate is as follows:

| Years ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 3.2 | 3.1 | 2.9 |
| Tax credits | (0.3) | (0.2) | (0.6) |
| Non-deductible expenses | 0.5 | 0.4 | 0.4 |
| Other | (0.4) | (0.2) | 0.5 |
| Effective tax rate | 38.0% | 38.1% | 38.2% |

Significant components of the Company's deferred tax assets and liabilities are as follows:

| December 31, *(in thousands)* | 2012 | 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Self-insurance | $ 7,417 | $ 6,344 |
| Pension | 9,688 | 8,922 |
| State net operating loss carry forwards | 1,165 | 1,671 |
| Bad debts | 3,489 | 3,044 |
| Accrued payroll | 2,038 | 2,099 |
| Stock-based compensation | 4,567 | 3,680 |
| All others | 274 | 1 |
| Valuation allowance | (1,003) | (1,295) |
| Gross deferred tax assets | 27,635 | 24,466 |
| Deferred tax liabilities: | | |
| Depreciation | (168,717) | (166,190) |
| Goodwill amortization | (6,394) | (5,707) |
| All others | (1,754) | (1,314) |
| Gross deferred tax liabilities | (176,865) | (173,211) |
| Net deferred tax liabilities | $(149,230) | $(148,745) |

As of December 31, 2012, undistributed earnings of the Company's foreign subsidiaries amounted to $9.5 million. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries. The Company's current intention is to permanently reinvest funds held in our foreign subsidiaries outside of the U.S., with the possible exception of repatriation of funds that have been previously subject to U.S. federal and state taxation or when it would be tax effective through the utilization of foreign tax credits, or would otherwise create no additional U.S. tax cost.

As of December 31, 2012, the Company has net operating loss carry forwards related to state income taxes of approximately $27.2 million that will expire between 2013 and 2030. As of December 31, 2012 the Company has a valuation allowance of approximately $1.0 million, representing the tax affected amount of loss carry forwards that the Company does not expect to utilize, against the corresponding deferred tax asset.

Total net income tax payments were $158,700,000 in 2012, $90,729,000 in 2011, and $61,632,000 in 2010.

The Company's policy is to record interest and penalties related to income tax matters as income tax expense. Accrued interest and penalties were immaterial to the financial statements as of December 31, 2012 and 2011.

In accordance with the accounting guidance relating to the accounting for uncertainty in income tax reporting, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions, the Company did not recognize a material adjustment in the liability for unrecognized income tax benefits.

The Company's liability for unrecognized tax benefits was $38,000 as of December 31, 2012 and $35,000 as of December 31, 2011, all of which would affect our effective rate if recognized.

The Company and its subsidiaries are subject to U.S. federal and state income tax in multiple jurisdictions. In many cases our uncertain tax positions are related to tax years that remain open and subject to examination by the relevant taxing authorities. The Company's 2009 through 2012 tax years remain open to examination.

It is reasonably possible that the amount of the unrecognized tax benefits with respect to our unrecognized tax positions will increase or decrease in the next 12 months. These changes may be the result of, among other things, state tax settlements under Voluntary Disclosure Agreements. However, quantification of an estimated range cannot be made at this time.

The American Taxpayer Relief Act of 2012 was signed into law on January 2, 2013 and includes an extension for one year of the 50 percent bonus depreciation allowance. The provision specifically applies to qualifying property placed in service before January 1, 2014. The acceleration of deductions on 2012 qualifying capital expenditures resulting from the bonus depreciation provision had no impact on our 2012 effective tax rate.

**Note 6: Long-Term Debt**

In August 2010, the Company replaced its $200 million credit facility with a new $350 million revolving credit facility with Banc of America Securities, LLC, SunTrust Robinson Humphrey, Inc., and Regions Capital Markets as Joint Lead Arrangers and Joint Book Managers, and a syndicate of other lenders. The facility includes a full and unconditional guarantee by the Company's 100% owned domestic subsidiaries whose assets equal substantially all of the consolidated assets of RPC and its subsidiaries. The subsidiaries of the Company that are not guarantors are considered minor.

The facility has a general term of five years and provides for an unsecured line of credit of up to $350 million, which includes a $50 million letter of credit subfacility, and a $25 million swingline subfacility. The maturity date of all revolving loans under the Credit Agreement is August 31, 2015. The Company has incurred loan origination fees and other debt related costs associated with the Revolving Credit Agreement in the aggregate of approximately $2.3 million. These costs are being amortized to interest expense over the five year term of the loan, and the net amount is classified as non-current other assets on the consolidated balance sheets.

Revolving loans under the facility bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of Bank of America's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50%, and a rate per annum equal to the one (1) month LIBOR rate plus 1.00%, in each case plus a margin that ranges from 0.25% to 1.25% based on a quarterly debt covenant calculation; or

- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus a margin ranging from 1.25% to 2.25%, based upon a quarterly debt covenant calculation.

In addition, the Company pays a commitment fee ranging from 0.25% to 0.35%, based on a quarterly debt covenant calculation, of the unused portion of the credit facility.

The facility contains customary terms and conditions, including certain financial covenants and restrictions on indebtedness, dividend payments, business combinations and other related items. Further, the facility contains financial covenants limiting the ratio of the Company's consolidated debt-to-EBITDA to no more than 2.5 to 1, and limiting the ratio of the Company's consolidated EBITDA to interest expense to no less than 2 to 1. The Company was in compliance with these covenants as of and for the year ended December 31, 2012.

As of December 31, 2012, RPC has outstanding borrowings of $107.0 million under the facility. Additionally there were letters of credit relating to self-insurance programs and contract bids outstanding for $18.1 million as of December 31, 2012. Interest incurred and paid on the credit facility, interest capitalized related to facilities and equipment under construction, and the related weighted average interest rates were as follows for the periods indicated:

| Years Ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| *(in thousands except interest rate data)* | | | |
| Interest incurred | $2,936 | $4,146 | $3,170 |
| Capitalized interest | $1,026 | $ 627 | $ 554 |
| Interest paid (net of capitalized interest) | $1,498 | $3,168 | $1,899 |
| Weighted average interest rate | 2.3% | 2.8% | 3.0% |

Effective December 2008 the Company entered into an interest rate swap agreement that effectively converted $50 million of the Company's variable-rate debt to a fixed rate basis, thereby hedging against the impact of potential interest rate changes on future interest expense. Under this agreement the Company and the issuing lender settled on a monthly basis for the difference between a fixed interest rate of 2.07% and a comparable one month LIBOR rate. This agreement terminated in September 2011.

## Note 7: Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income consists of the following (in thousands):

| | Pension Adjustment | Unrealized Gain (Loss) On Securities | Foreign Currency Translation | Net Loss On Cash Flow Hedge | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2010 | $ (9,933) | $ 501 | $ 286 | $(387) | $ (9,533) |
| Change during 2011: | | | | | |
| Before-tax amount | (4,800) | (495) | (218) | 610 | (4,903) |
| Tax (expense) benefit | 1,752 | 181 | 80 | (223) | 1,790 |
| Total activity in 2011 | (3,048) | (314) | (138) | 387 | (3,113) |
| Balance at December 31, 2011 | (12,981) | 187 | 148 | — | (12,646) |
| Change during 2012: | | | | | |
| Before-tax amount | (2,688) | (249) | 180 | — | (2,757) |
| Tax (expense) benefit | 981 | 91 | 85 | — | 1,157 |
| Total activity in 2012 | (1,707) | (158) | 265 | — | (1,600) |
| Balance at December 31, 2012 | $(14,688) | $ 29 | $ 413 | $ — | $(14,246) |

**Note 8: Fair Value Disclosures**

The various inputs used to measure assets at fair value establish a hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

1. Level 1 – Quoted market prices in active markets for identical assets or liabilities.
2. Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
3. Level 3 – Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use.

The following table summarizes the valuation of financial instruments measured at fair value on a recurring basis on the balance sheet as of December 31, 2012 and 2011:

| | Fair Value Measurements at December 31, 2012 with: | | |
|---|---|---|---|
| *(in thousands)* | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Assets: | | | |
| Trading securities | $ — | $11,103 | $— |
| Available-for-sale securities — equity securities | $380 | $ — | $— |

| | Fair Value Measurements at December 31, 2011 with: | | |
|---|---|---|---|
| *(in thousands)* | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Assets: | | | |
| Trading securities | $ — | $8,251 | $— |
| Available-for-sale securities — equity securities | $629 | $ — | $— |

The Company determines the fair value of the marketable securities that are available-for-sale through quoted market prices. The total fair value is the final closing price, as defined by the exchange in which the asset is actively traded, on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The trading securities are comprised of the SERP assets, as described in Note 10, and are recorded primarily at their net cash surrender values, which approximates fair value, as provided by the issuing insurance company. Significant observable inputs, in addition to quoted market prices, were used to value the trading securities. As a result, the Company classified these investments as using level 2 inputs. The Company's policy is to recognize transfers between levels at the beginning of quarterly reporting periods. For the year ended December 31, 2012 there were no significant transfers in or out of levels 1, 2 or 3.

At December 31, 2012 and 2011, amounts outstanding under the Company's credit facility were $107,000,000 and $203,300,000 and based on quotes from the lender (level 2 inputs) is similar to the fair values of these amounts at the respective dates. The borrowings under our revolving credit facility bear interest at the variable rate described in Note 6. The Company is subject to interest rate risk on the variable component of the interest rate. In 2008 the Company entered into an interest rate swap agreement effectively converting a portion of the outstanding borrowings under the revolving credit facility to a fixed-rate, thereby hedging against the impact of potential interest rate changes on future interest expense; this agreement terminated in September 2011.

The carrying amounts of other financial instruments reported in the balance sheet for current assets and current liabilities approximate their fair values because of the short maturity of these instruments. The Company currently does not use the fair value option to measure any of its existing financial instruments and has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

## Note 9: Commitments and Contingencies

*Lease Commitments* - Minimum annual rentals, principally for noncancelable real estate and equipment leases with terms in excess of one year, in effect at December 31, 2012, are summarized in the following table:

| *(in thousands)* | |
|---|---|
| 2013 | $ 7,011 |
| 2014 | 6,568 |
| 2015 | 5,259 |
| 2016 | 3,321 |
| 2017 | 1,902 |
| Thereafter | 7,329 |
| Total rental commitments | $31,390 |

Total rental expense, including short-term rentals, charged to operations was approximately $18,224,000 in 2012, $19,814,000 in 2011 and $11,970,000 in 2010.

*Income Taxes* — The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments.

*Sales and Use Taxes* — The Company has ongoing sales and use tax audits in various jurisdictions and may be subjected to varying interpretations of statute that could result in unfavorable outcomes. Any probable and estimable assessment costs are included in accrued state, local and other taxes.

*Litigation* — RPC is a party to various routine legal proceedings primarily involving commercial claims, workers' compensation claims and claims for personal injury. RPC insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will, in every case, fully indemnify RPC against liabilities arising out of pending and future legal proceedings related to its business activities. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management, after consultation with legal counsel, believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

## Note 10: Employee Benefit Plans

### Defined Benefit Pension Plan

The Company's Retirement Income Plan, a trusteed defined benefit pension plan, provides monthly benefits upon retirement at age 65 to substantially all employees with at least one year of service prior to 2002. During 2001, the plan became a multiple employer plan, with Marine Products Corporation as an adopting employer.

The Company's projected benefit obligation exceeds the fair value of the plan assets under its pension plan by $13.2 million and thus the plan was under-funded as of December 31, 2012.

The following table sets forth the funded status of the Retirement Income Plan and the amounts recognized in RPC's consolidated balance sheets:

| **December 31,** *(in thousands)* | **2012** | **2011** |
|---|---|---|
| Accumulated Benefit Obligation at end of year | $ 42,699 | $ 38,278 |
| CHANGE IN PROJECTED BENEFIT OBLIGATION: | | |
| Benefit obligation at beginning of year | $ 38,278 | $ 35,873 |
| Service cost | — | — |
| Interest cost | 1,869 | 1,916 |
| Amendments | — | — |
| Actuarial loss | 4,221 | 2,123 |
| Benefits paid | (1,669) | (1,634) |
| Projected benefit obligation at end of year | $ 42,699 | $ 38,278 |
| CHANGE IN PLAN ASSETS: | | |
| Fair value of plan assets at beginning of year | $ 24,180 | $ 26,523 |
| Actual return on plan assets | 2,712 | (1,309) |
| Employer contribution | 4,296 | 600 |
| Benefits paid | (1,669) | (1,634) |
| Fair value of plan assets at end of year | 29,519 | 24,180 |
| Funded status at end of year | $(13,180) | $(14,098) |

| **December 31,** *(in thousands)* | **2012** | **2011** |
|---|---|---|
| AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF: | | |
| Noncurrent assets | $ — | $ — |
| Current liabilities | — | — |
| Noncurrent liabilities | (13,180) | (14,098) |
| | $(13,180) | $(14,098) |

| December 31, (in thousands) | 2012 | 2011 |
|---|---|---|
| AMOUNTS (PRE-TAX) RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF: | | |
| Net loss (gain) | $23,129 | $20,441 |
| Prior service cost (credit) | — | — |
| Net transition obligation (asset) | — | — |
| | $23,129 | $20,441 |

The accumulated benefit obligation for the Retirement Income Plan at December 31, 2012 and 2011 has been disclosed above. The Company uses a December 31 measurement date for this qualified plan.

Amounts recognized in the consolidated balance sheets consist of:

| December 31, (in thousands) | 2012 | 2011 |
|---|---|---|
| Funded status | $(13,180) | $(14,098) |
| SERP liability | (13,363) | (10,347) |
| Long-term pension liability | $(26,543) | $(24,445) |

RPC's funding policy is to contribute to the defined benefit pension plan the amount required, if any, under the Employee Retirement Income Security Act of 1974. Amounts contributed to the plan totaled $4,296,000 in 2012 and $600,000 in 2011.

The components of net periodic benefit cost are summarized as follows:

| Years ended December 31, (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Service cost for benefits earned during the period | $ — | $ — | $ — |
| Interest cost on projected benefit obligation | 1,869 | 1,916 | 1,893 |
| Expected return on plan assets | (1,846) | (1,831) | (1,720) |
| Amortization of net loss | 667 | 463 | 409 |
| Net periodic benefit plan cost | $ 690 | $ 548 | $ 582 |

The Company recognized pre-tax decreases to the funded status in accumulated other comprehensive loss of $2,688,000 in 2012, $4,800,000 in 2011 and $2,125,000 in 2010. There were no previously unrecognized prior service costs as of December 31, 2012, 2011 and 2010. The pre-tax amounts recognized in accumulated other comprehensive loss for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net loss | $3,355 | $5,263 | $2,534 |
| Amortization of net loss | (667) | (463) | (409) |
| Net transition obligation (asset) | — | — | — |
| Amount recognized in accumulated other comprehensive loss | $2,688 | $4,800 | $2,125 |

The amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in 2013 are as follows:

| *(in thousands)* | 2013 |
|---|---|
| Amortization of net loss | $ 789 |
| Prior service cost (credit) | — |
| Net transition obligation (asset) | — |
| Estimated net periodic benefit plan cost | $ 789 |

The weighted average assumptions as of December 31 used to determine the projected benefit obligation and net benefit cost were as follows:

| December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| *Projected Benefit Obligation:* | | | |
| Discount rate | 4.16% | 5.00% | 5.49% |
| Rate of compensation increase | N/A | N/A | N/A |
| *Net Benefit Cost:* | | | |
| Discount rate | 5.00% | 5.49% | 6.00% |
| Expected return on plan assets | 7.00% | 7.00% | 7.00% |
| Rate of compensation increase | N/A | N/A | N/A |

The Company's expected return on assets assumption is derived from a detailed periodic assessment conducted by its management and its investment advisor. It includes a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for the pension plan benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the rate of return assumption is derived primarily from a long-term, prospective view. Based on its recent assessment, the Company has concluded that its expected long-term return assumption of seven percent is reasonable.

The plan's weighted average asset allocation at December 31, 2012 and 2011 by asset category along with the target allocation for 2013 are as follows:

| Asset Category | Target Allocation for 2013 | Percentage of Plan Assets as of December 31, 2012 | Percentage of Plan Assets as of December 31, 2011 |
|---|---|---|---|
| Cash and Cash Equivalents | 0% – 5% | 0.2% | 0.7% |
| Debt Securities – Core Fixed Income | 15% – 50% | 20.2% | 23.2% |
| Tactical – Fund of Equity and Debt Securities | 10% – 20% | 15.1% | 16.3% |
| Domestic Equity Securities | 30% – 50% | 15.2% | 15.2% |
| Global Equity Securities | 10% – 20% | 16.0% | 14.8% |
| International Equity Securities | 10% – 20% | 15.1% | 14.6% |
| Real Estate | 0% – 10% | 9.2% | 5.6% |
| Real Return | 0% – 10% | 9.0% | 9.6% |
| Other | 0% – 5% | 0.0% | 0.0% |
| Total | 100% | 100.0% | 100.0% |

The Company's overall investment strategy is to achieve a mix of approximately 70 percent of investments for long-term growth and 30 percent for near-term benefit payments, with a wide diversification of asset types, fund strategies and fund managers. Equity securities primarily include investments in large-cap and mid-cap companies. Fixed-income securities include corporate bonds of companies in diversified securities, mortgage-backed securities, and U.S. Treasuries. Other types of investments include hedge funds and private equity funds that follow several different investment strategies. For each of the asset categories in the pension plan, the investment strategy is identical – maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class which is rebalanced as required. The plans utilize a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company expects to contribute approximately $400,000 to the pension plan during fiscal year 2013.

Some of our assets, primarily our private equity, real estate and hedge funds, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2012 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events.

Included among the asset categories for the Plans' investments are real estate and other investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2010-12 "Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent)," these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

The following tables present our plan assets using the fair value hierarchy as of December 31, 2012 and December 31, 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. See Note 8 for a brief description of the three levels under the fair value hierarchy.

Fair Value Hierarchy as of December 31, 2012:

| **Investments** ***(in thousands)*** | **Total** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| Cash and Cash Equivalents (1) | $ 61 | $ 61 | $ — | $ — |
| Fixed Income Securities (2) | 5,959 | — | 5,959 | — |
| Domestic Equity Securities | 4,475 | 4,475 | — | — |
| Global Equity Securities | 4,446 | 4,446 | — | — |
| International Equity Securities (3) | 4,737 | 2,205 | 2,532 | — |
| Tactical Composite (4) | 4,454 | — | 4,454 | — |
| Real Estate (5) | 2,730 | — | — | 2,730 |
| Real Return (6) | 2,657 | — | 2,657 | — |
| | $29,519 | $11,187 | $15,602 | $2,730 |

Fair Value Hierarchy as of December 31, 2011:

| Investments *(in thousands)* | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Cash and Cash Equivalents (1) | $ 175 | $ 175 | $ — | $ — |
| Fixed Income Securities (2) | 5,608 | — | 5,608 | — |
| Domestic Equity Securities | 3,680 | 3,680 | — | — |
| Global Equity Securities | 3,568 | 3,568 | — | — |
| International Equity Securities (3) | 3,537 | 1,671 | 1,866 | — |
| Tactical Composite (4) | 3,935 | — | 3,935 | — |
| Real Estate (5) | 1,350 | — | — | 1,350 |
| Real Return (6) | 2,327 | — | 2,327 | — |
| | $24,180 | $9,094 | $13,736 | $1,350 |

(1) Cash and cash equivalents, which are used to pay benefits and plan administrative expenses, are held in Rule 2a-7 money market funds.

(2) Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(3) Some international equity securities are valued using a market approach based on the quoted market prices of identical instruments in their respective markets.

(4) Tactical composite funds invest in stocks, bonds and cash, both domestic and international. These assets are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(5) Real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data.

(6) Real return funds invest in global equities, commodities and inflation protected core bonds that are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2012:

| Investments *(in thousands)* | Balance at December 31, 2011 | Net Realized and Unrealized Gains/(Losses) | Net Purchases, Issuances and Settlements | Net Transfers In to (Out of) Level 3 | Balance at December 31, 2012 |
|---|---|---|---|---|---|
| Real Estate | $1,350 | $365 | $1,015 | $— | $2,730 |

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011:

| Investments *(in thousands)* | Balance at December 31, 2010 | Net Realized and Unrealized Gains/(Losses) | Net Purchases, Issuances and Settlements | Net Transfers In to (Out of) Level 3 | Balance at December 31, 2011 |
|---|---|---|---|---|---|
| Real Estate | $1,210 | $140 | $ — | $— | $1,350 |
| Alternative Investments | 275 | (2) | (273) | — | — |
| | $1,485 | $138 | $(273) | $— | $1,350 |

The Company estimates that the future benefits payable for the Retirement Income Plan over the next ten years are as follows:

| *(in thousands)* | |
|---|---|
| 2013 | $ 1,835 |
| 2014 | 1,942 |
| 2015 | 2,025 |
| 2016 | 2,220 |
| 2017 | 2,282 |
| 2018-2022 | 12,421 |

**Supplemental Executive Retirement Plan (SERP)**

The Company permits selected highly compensated employees to defer a portion of their compensation into the SERP. The SERP assets are invested primarily in company-owned life insurance ("COLI") policies as a funding source to satisfy the obligations of the SERP. The assets are subject to claims by creditors, and the Company can designate them to another purpose at any time. Investments in COLI policies consisted of $44.3 million in variable life insurance policies as of December 31, 2012 and $17.7 million as of December 31, 2011. In the COLI policies, the Company is able to allocate investment of the assets across a set of choices provided by the insurance company, including fixed income securities and equity funds. The COLI policies are recorded at their net cash surrender values, which approximates fair value, as provided by the issuing insurance company, whose Standard & Poor's credit rating was A+.

The Company classifies the SERP assets as trading securities as described in Note 1. The fair value of these assets totaled $11,103,000 as of December 31, 2012 and $8,251,000 as of December 31, 2011. The SERP assets are reported in other assets on the balance sheet. The changes in the fair value of these assets, and normal insurance expenses are recorded in the consolidated statement of operations as part of other income (expense), net. Trading gains (losses) related to the SERP assets totaled $1,352,000 in 2012, $(194,000) for 2011, and $701,000 for 2010. The SERP liability is recorded on the balance sheet in long-term pension liabilities with any change in the fair value of the liabilities recorded as compensation cost within selling, general and administrative expenses in the statement of operations.

**401(k) Plan**

RPC sponsors a defined contribution 401(k) plan that is available to substantially all full-time employees with more than three months of service. This plan allows employees to make tax-deferred contributions from one to 25 percent of their annual compensation, not exceeding the permissible contribution imposed by the Internal Revenue Code. RPC matches 50 percent of each employee's contributions that do not exceed six percent of the employee's compensation, as defined by the plan. Employees vest in the RPC contributions after three years of service. The charges to expense for the Company's contributions to the 401(k) plan were approximately $5,088,000 in 2012, $4,074,000 in 2011 and $2,485,000 in 2010.

**Stock Incentive Plans**

The Company has issued stock options and restricted stock to employees under two 10 year stock incentive plans that were approved by stockholders in 1994 and 2004. The 1994 plan expired in 2004. The Company reserved 7,593,750 shares of common stock under the 2004 Plan which expires in 2014. This plan provides for the issuance of various forms of stock incentives, including, among others, incentive and non-qualified stock options and restricted stock which are discussed in detail below. As of December 31, 2012, there were approximately 2,055,000 shares available for grants.

The Company recognizes compensation expense for the unvested portion of awards outstanding over the remainder of the service period. The compensation cost recorded for these awards is based on their fair value at the grant date less the cost of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. Cash flows related to share-based payment awards to employees that result in tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) are classified as a financing activity in the accompanying consolidated statements of cash flows.

Pre-tax stock-based employee compensation expense was $7,860,000 in 2012 ($4,991,000 after tax), $8,075,000 in 2011 ($5,128,000 after tax) and $4,909,000 in 2010 ($3,117,000 after tax).

## Stock Options

Stock options are granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant except for grants of incentive stock options to owners of greater than 10 percent of the Company's voting securities which must be made at 110 percent of the fair market value of the Company's common stock. Options generally vest ratably over a period of five years and expire in 10 years, except incentive stock options granted to owners of greater than 10 percent of the Company's voting securities, which expire in five years.

The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model. The Company has not granted stock options to employees since 2003.

Transactions involving RPC's stock options for the year ended December 31, 2012 were as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 704,689 | $1.31 | 0.99 years | |
| Granted | — | — | N/A | |
| Exercised | 704,689 | 1.31 | N/A | |
| Forfeited | — | — | N/A | |
| Expired | — | — | N/A | |
| Outstanding and exercisable at December 31, 2012 | — | $ — | — | $ — |

The total intrinsic value of stock options exercised was approximately $7,467,000 during 2012, $11,882,000 during 2011 and $2,293,000 during 2010. Tax benefits associated with the exercise of stock options exercised totaled $431,000 during 2012 and $799,000 during 2011 and were credited to capital in excess of par value and are classified as financing cash flows. There were no recognized excess tax benefits associated with the exercise of stock options during 2010.

## Restricted Stock

The Company has granted employees time lapse restricted stock which vest after a stipulated number of years from the grant date, depending on the terms of the issue. Time lapse restricted shares issued vest in 20 percent increments annually starting with the second anniversary of the grant, over six years from the date of grant. Grantees receive dividends declared and retain voting rights for the granted shares. The agreement under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions or, established under the stock plans have lapsed. Upon termination of employment from RPC (other than due to death, disability or retirement on or after age 65), shares with restrictions must be returned to the Company.

The following is a summary of the changes in non-vested restricted shares for the year ended December 31, 2012:

| | Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Non-vested shares at January 1, 2012 | 4,440,831 | $ 6.62 |
| Granted | 1,146,750 | 11.69 |
| Vested | (980,140) | 5.51 |
| Forfeited | (113,250) | 8.17 |
| Non-vested shares at December 31, 2012 | 4,494,191 | $ 8.12 |

The fair value of restricted share awards is based on the market price of the Company's stock on the date of the grant and is amortized to compensation expense on a straight-line basis over the requisite service period. The weighted average grant date fair value of these restricted stock awards was $11.69, $11.59 and $5.47 for the years ended December 31, 2012, 2011 and 2010, respectively. The total fair value of shares vested was approximately $10,695,000 during 2012, $11,861,000 during 2011 and $5,079,000 during 2010. The tax benefit for compensation tax deductions in excess of compensation expense was credited to capital in excess of par value aggregating $2,293,000 for 2012, $2,572,000 for 2011 and $651,000 for 2010. The excess tax deductions are classified as a financing activity in the accompanying consolidated statements of cash flows.

*Other Information*

As of December 31, 2012, total unrecognized compensation cost related to non-vested restricted shares was approximately $31,156,000 which is expected to be recognized over a weighted-average period of 3.3 years. As of December 31, 2012, there was no unrecognized compensation cost related to non-vested stock options.

The Company received cash from options exercised of $544,000 during 2012, $728,000 during 2011, and $240,000 during 2010. These cash receipts are classified as a financing activity in the accompanying consolidated statements of cash flows. The fair value of shares tendered to exercise employee stock options totaled approximately $377,000 during 2012, $720,000 during 2011 and $144,000 during 2010 and have been excluded from the consolidated statements of cash flows.

## Note 11: Related Party Transactions

### Related Party Transactions

*Marine Products Corporation*

Effective in 2001, the Company spun off the business conducted through Chaparral Boats, Inc. ("Chaparral"), RPC's former powerboat manufacturing segment. RPC accomplished the spin-off by contributing 100 percent of the issued and outstanding stock of Chaparral to Marine Products Corporation (a Delaware corporation) ("Marine Products"), a newly formed wholly owned subsidiary of RPC, and then distributing the common stock of Marine Products to RPC stockholders. In conjunction with the spin-off, RPC and Marine Products entered into various agreements that define the companies' relationship.

In accordance with a Transition Support Services agreement, which may be terminated by either party, RPC provides certain administrative services, including financial reporting and income tax administration, acquisition assistance, etc., to Marine Products. Charges from the Company (or from corporations that are subsidiaries of the Company) for such services aggregated approximately $544,000 in 2012, $639,000 in 2011 and $689,000 in 2010. The Company's receivable due from Marine Products for these services was approximately $94,000 as of December 31, 2012 and was approximately $3,000 as of December 31, 2011. The Company's directors are also directors of Marine Products and all of the executive officers are employees of both the Company and Marine Products.

*Other*

The Company periodically purchases in the ordinary course of business products or services from suppliers, who are owned by significant officers or stockholders, or affiliated with the directors of RPC. The total amounts paid to these affiliated parties were approximately $1,676,000 in 2012, $1,469,000 in 2011 and $551,000 in 2010.

RPC receives certain administrative services and rents office space from Rollins, Inc. (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with RPC). The service agreements between Rollins, Inc. and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include office space, administration of certain employee benefit programs, and other administrative services. Charges to the Company (or to corporations which are subsidiaries of the Company) for such services and rent totaled $83,000 in 2012, $102,000 in 2011 and $94,000 in 2010.

A group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother Gary W. Rollins, who is also a director of the Company, and certain companies under their control, controls in excess of fifty percent of the Company's voting power.

## Note 12: Business Segment Information

RPC's service lines have been aggregated into two reportable oil and gas services segments — Technical Services and Support Services — because of the similarities between the financial performance and approach to managing the service lines within each of the segments, as well as the economic and business conditions impacting their business activity levels. Corporate includes selected administrative costs incurred by the Company.

Technical Services include RPC's oil and gas service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. These services include pressure pumping services, coiled tubing, snubbing, nitrogen pumping, well control consulting and firefighting, downhole tools, wireline, and fluid pumping services. These Technical Services are primarily used in the completion, production and maintenance of oil and gas wells. The principal markets for this segment include the United States, including the Gulf of Mexico, the mid-continent, southwest, Rocky Mountain and Appalachian regions, and international locations including primarily Africa, Canada, China, Latin America, the Middle East and New Zealand. Customers include major multi-national and independent oil and gas producers, and selected nationally-owned oil companies.

Support Services include RPC's oil and gas service lines that primarily provide equipment for customer use or services to assist customer operations. The equipment and services include drill pipe and related tools, pipe handling, inspection and storage services, and oilfield training services. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. The principal markets for this segment include the United States, including the Gulf of Mexico, the mid-continent and

Appalachian regions, and international locations, including primarily Canada, Latin America, and the Middle East. Customers include domestic operations of major multi-national and independent oil and gas producers, and selected nationally-owned oil companies.

The accounting policies of the reportable segments are the same as those described in Note 1 to these consolidated financial statements. RPC evaluates the performance of its segments based on revenues, operating profits and return on invested capital. Gains or losses on disposition of assets are reviewed by the Company's chief decision maker on a consolidated basis, and accordingly the Company does not report gains or losses at the segment level. Inter-segment revenues are generally recorded in segment operating results at prices that management believes approximate prices for arm's length transactions and are not material to operating results.

Summarized financial information concerning RPC's reportable segments for the years ended December 31, 2012, 2011 and 2010 are shown in the following table:

| | Technical Services | Support Services | Corporate | (Loss) Gain on disposition of assets, net | Total |
|---|---|---|---|---|---|
| *(in thousands)* | | | | | |
| **2012** | | | | | |
| Revenues | $1,794,015 | $151,008 | $ — | $ — | $1,945,023 |
| Operating profit (loss) | 420,231 | 45,912 | (17,654) | (6,099) | 442,390 |
| Capital expenditures | 277,686 | 46,053 | 5,197 | — | 328,936 |
| Depreciation and amortization | 183,762 | 30,707 | 430 | — | 214,899 |
| Identifiable assets | 1,128,124 | 175,611 | 63,428 | — | 1,367,163 |
| **2011** | | | | | |
| Revenues | $1,663,793 | $146,014 | $ — | $ — | $1,809,807 |
| Operating profit (loss) | 451,259 | 51,672 | (17,019) | (3,831) | 482,081 |
| Capital expenditures | 369,568 | 42,837 | 3,995 | — | 416,400 |
| Depreciation and amortization | 152,252 | 27,464 | 189 | — | 179,905 |
| Identifiable assets | 1,103,341 | 177,974 | 56,896 | — | 1,338,211 |
| **2010** | | | | | |
| Revenues | $ 979,834 | $116,550 | $ — | $ — | $1,096,384 |
| Operating profit (loss) | 217,144 | 31,086 | (13,143) | 3,758 | 238,845 |
| Capital expenditures | 163,362 | 23,012 | 1,112 | — | 187,486 |
| Depreciation and amortization | 106,480 | 26,640 | 240 | — | 133,360 |
| Identifiable assets | 668,081 | 158,577 | 61,213 | — | 887,871 |

The following summarizes selected information between the United States and all international locations combined for the years ended December 31, 2012, 2011 and 2010. The revenues are presented based on the location of the use of the product or service. Assets related to international operations are less than 10 percent of RPC's consolidated assets, and therefore are not presented.

| Years ended December 31, | 2012 | 2011 | 2010 |
|---|---|---|---|
| *(in thousands)* | | | |
| United States Revenues | $1,870,815 | $1,757,661 | $1,041,461 |
| International Revenues | 74,208 | 52,146 | 54,923 |
| | $1,945,023 | $1,809,807 | $1,096,384 |

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

### Item 9A. Controls and Procedures

*Evaluation of disclosure controls and procedures* — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, December 31, 2012 (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the Evaluation Date.

*Management's report on internal control over financial reporting* — Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management's report on internal control over financial reporting is included on page 41 of this report. Grant Thornton LLP, the Company's independent registered public accounting firm, has audited the effectiveness of internal control as of December 31, 2012 and issued a report thereon which is included on page 42 of this report.

*Changes in internal control over financial reporting* — Management's evaluation of changes in internal control did not identify any changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Item 9B. Other Information

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

Information concerning directors and executive officers will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders, in the section titled "Election of Directors." This information is incorporated herein by reference. Information about executive officers is contained on page 23 of this document.

#### *Audit Committee and Audit Committee Financial Expert*

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors, Committees and Meetings – Audit Committee." This information is incorporated herein by reference.

#### *Code of Ethics*

RPC, Inc. has a Code of Business Conduct that applies to all employees. In addition, the Company has a Code of Business Conduct and Ethics for Directors and Executive Officers and Related Party Transaction Policy. Both of these documents are available on the Company's Web site at www.rpc.net. Copies are available at no charge by writing to Attention: Human Resources, RPC, Inc., 2801 Buford Highway, Suite 520, N.E., Atlanta GA 30329.

RPC, Inc. intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

#### *Section 16(a) Beneficial Ownership Reporting Compliance*

Information regarding compliance with Section 16(a) of the Exchange Act will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders, which is incorporated herein by reference.

### Item 11. Executive Compensation

Information concerning director and executive compensation will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders, in the sections titled "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Executive Compensation." This information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders, in the sections "Capital Stock" and "Election of Directors." This information is incorporated herein by reference.

*Securities Authorized for Issuance Under Equity Compensation Plans*

The following table sets forth certain information regarding equity compensation plans as of December 31, 2012.

| Plan Category | (A) Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | — | $ — | —(1) |
| Equity compensation plans not approved by securityholders | — | — | — |
| Total | — | $ — | — |

(1) All of the securities can be issued in the form of restricted stock or other stock awards.

See Note 10 to the Consolidated Financial Statements for information regarding the material terms of the equity compensation plans.

**Item 13. Certain Relationships and Related Party Transactions and Director Independence**

Information concerning certain relationships and related party transactions will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders, in the sections titled, "Certain Relationships and Related Party Transactions." Information regarding director independence will be included in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders in the section titled "Director Independence and NYSE Requirements." This information is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services**

Information regarding principal accountant fees and services will be included in the section titled "Independent Registered Public Accounting Firm" in the RPC Proxy Statement for its 2013 Annual Meeting of Stockholders. This information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

*Consolidated Financial Statements, Financial Statement Schedule and Exhibits*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

| | |
|---|---|
| 10.1 | 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Registrant's definitive Proxy Statement filed on March 24, 2004). |
| 10.6 | Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.1 to Form 10-Q filed on November 2, 2004). |
| 10.7 | Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.2 to Form 10-Q filed on November 2, 2004). |
| 10.8 | Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.3 to Form 10-Q filed on November 2, 2004). |
| 10.9 | Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.11 to the Form 10-K filed on March 16, 2005). |
| 10.10 | First Amendment to 1994 Employee Stock Incentive Plan and 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed on March 2, 2007). |
| 10.11 | Performance-Based Incentive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 28, 2006). |
| 10.12 | Summary of Compensation Arrangements with Executive Officers (incorporated herein by reference to Exhibit 10.17 to the Form 10-K filed on March 3, 2010). |
| 10.14 | Summary of Compensation Arrangements with Non-Employee Directors (incorporated herein by reference to Exhibit 10.19 to the Form 10-K filed on March 4, 2011). |
| 10.17 | Form of Time Lapse Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012). |
| 10.18 | Summary of Compensation Arrangements with Non-Employee Directors. |

**Exhibits (inclusive of item 3 above):**

| Exhibit Number | Description |
|---|---|
| 3.1A | Restated certificate of incorporation of RPC, Inc. (incorporated herein by reference to exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1999). |
| 3.1B | Certificate of Amendment of Certificate of Incorporation of RPC, Inc. (incorporated by reference to Exhibit 3.1(B) to the Quarterly Report on Form 10-Q filed May 8, 2006). |
| 3.1C | Certificate of Amendment of Certificate of Incorporation of RPC, Inc. (incorporated by reference to Exhibit 3.1(C) to the Quarterly Report on Form 10-Q filed August 2, 2011). |
| 3.2 | Bylaws of RPC, Inc. (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed on October 25, 2007). |
| 4 | Form of Stock Certificate (incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 1998). |
| 10.1 | 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Registrant's definitive Proxy Statement filed on March 24, 2004). |
| 10.2 | Agreement Regarding Distribution and Plan of Reorganization, dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed on February 13, 2001). |
| 10.3 | Employee Benefits Agreement dated February 12, 2001, by and between RPC, Inc., Chaparral Boats, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.3 to the Form 10-K filed on February 13, 2001). |
| 10.4 | Transition Support Services Agreement dated February 12, 2001 by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.4 to the Form 10-K filed on February 13, 2001). |
| 10.5 | Tax Sharing Agreement dated February 12, 2001, by and between RPC, Inc. and Marine Products Corporation (incorporated herein by reference to Exhibit 10.5 to the Form 10-K filed on February 13, 2001). |
| 10.6 | Form of stock option grant agreement (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 2, 2004). |
| 10.7 | Form of time lapse restricted stock grant agreement (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 2, 2004). |
| 10.8 | Form of performance restricted stock grant agreement (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 2, 2004). |
| 10.9 | Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.11 to the Form 10-K filed on March 16, 2005). |
| 10.10 | First Amendment to 1994 Employee Stock Incentive Plan and 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed on March 2, 2007). |
| 10.11 | Performance-Based Incentive Cash Compensation Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 28, 2006). |
| 10.12 | Summary of Compensation Arrangements with Executive Officers (incorporated herein by reference to Exhibit 10.17 to the Form 10-K filed on March 3, 2010). |

| | |
|---|---|
| 10.13 | Second Amendment to Revolving Credit Agreement dated as of September 2, 2009 by and among the Company, the several banks and other financial institutions from time to time party thereto and SunTrust Bank, in its capacity as administrative agent (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 2, 2009). |
| 10.14 | Summary of Compensation Arrangements with Non-Employee Directors (incorporated herein by reference to Exhibit 10.19 to the Form 10-K filed on March 4, 2011). |
| 10.15 | Credit Agreement dated August 31, 2010 between the Company, Banc of America, N.A., SunTrust Bank, Regions Bank and certain other lenders party thereto (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed on September 7, 2010). |
| 10.16 | Amendment and No. 1 to Credit agreement dated as of June 16, 2011 between the Company, the Subsidiary Loan Parties party thereto, Bank of America, N.A. and certain other lenders party thereto (incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed on February 29, 2012). |
| 10.17 | Form of Time Lapse Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012). |
| 10.18 | Summary of Compensation Arrangements with Non-Employee Directors. |
| 21 | Subsidiaries of RPC |
| 23 | Consent of Grant Thornton LLP |
| 24 | Powers of Attorney for Directors |
| 31.1 | Section 302 certification for Chief Executive Officer |
| 31.2 | Section 302 certification for Chief Financial Officer |
| 32.1 | Section 906 certifications for Chief Executive Officer and Chief Financial Officer |
| 95.1 | Mine Safety Disclosure |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RPC, Inc.

Richard A. Hubbell
President and Chief Executive Officer
(Principal Executive Officer)
March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| Richard A. Hubbell | President and Chief Executive Officer (Principal Executive Officer) | March 1, 2013 |
| Ben M. Palmer | Chief Financial Officer (Principal Financial and Accounting Officer) | March 1, 2013 |

The Directors of RPC (listed below) executed a power of attorney, appointing Richard A. Hubbell their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Gary W. Rollins, Director
Henry B. Tippie, Director
James B. Williams, Director
James A. Lane, Jr., Director
Linda H. Graham, Director
Bill J. Dismuke, Director
Larry L. Prince, Director

Richard A. Hubbell
Director and as Attorney-in-fact
March 1, 2013

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, REPORTS AND SCHEDULE

The following documents are filed as part of this report.



Schedules not listed above have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| | For the years ended December 31, 2012, 2011 and 2010 | | | |
|---|---|---|---|---|
| *(in thousands)* | Balance at Beginning of Period | Charged to Costs and Expenses | Net (Deductions) Recoveries | Balance at End of Period |
| Year ended December 31, 2012 | | | | |
| Allowance for doubtful accounts | $8,093 | $1,784 | $ (767)(1) | $9,110 |
| Deferred tax asset valuation allowance | $1,295 | $ — | $ (292)(2) | $1,003 |
| Year ended December 31, 2011 | | | | |
| Allowance for doubtful accounts | $8,694 | $2,868 | $(3,469)(1) | $8,093 |
| Deferred tax asset valuation allowance | $1,295 | $ — | $ — | $1,295 |
| Year ended December 31, 2010 | | | | |
| Allowance for doubtful accounts | $3,210 | $4,812 | $ 672 (1) | $8,694 |
| Deferred tax asset valuation allowance | $1,550 | $ — | $ (255)(2) | $1,295 |

(1) Net (deductions) recoveries in the allowance for doubtful accounts principally reflect the write-off of previously reserved accounts net of recoveries.

(2) The valuation allowance for deferred tax assets is increased or decreased each year to reflect the state net operating losses that management believes will not be utilized before they expire.

## SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

| Quarters ended | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| *(in thousands except per share data)* | | | | |
| **2012** | | | | |
| Revenues | $502,557 | $500,106 | $472,418 | $469,942 |
| Operating profit | $130,857 | $119,858 | $102,368 | $ 89,307 |
| Net income | $ 80,755 | $ 72,260 | $ 66,040 | $ 55,381 |
| Net income per share — basic (a) | $ $0.37 | $ 0.34 | $ 0.31 | $ 0.26 |
| Net income per share — diluted (a) | $ $0.37 | $ 0.33 | $ 0.30 | $ 0.26 |
| **2011** | | | | |
| Revenues | $381,761 | $443,029 | $502,235 | $482,782 |
| Operating profit | $106,326 | $119,267 | $134,454 | $122,034 |
| Net income | $ 65,524 | $ 73,165 | $ 83,111 | $ 74,581 |
| Net income per share — basic (a) | $ 0.30 | $ 0.34 | $ 0.38 | $ 0.34 |
| Net income per share — diluted (a) | $ 0.30 | $ 0.33 | $ 0.38 | $ 0.34 |

(a) The sum of the income per share for the four quarters may differ from annual amounts due to the required method of computing the weighted average shares for the respective periods.

# RPC, INC.
# CORPORATE INFORMATION

## OFFICERS

R. Randall Rollins
**Chairman of the Board of Directors**

Richard A. Hubbell
**President and Chief Executive Officer**

Linda H. Graham
**Vice President and Secretary**

Ben M. Palmer
**Vice President, Chief Financial Officer and Treasurer**

## DIRECTORS

R. Randall Rollins[§]
**Chairman of the Board, Rollins, Inc. (Consumer services) and Chairman of the Board, Marine Products Corporation (Boat manufacturing)**

Henry B. Tippie[*†]
**Chairman of the Board and Chief Executive Officer, Tippie Services, Inc. (Management services)**

Wilton Looney[*]
**Honorary Chairman of the Board, Genuine Parts Company (Automotive parts distributor)**

At the 2013 Annual Meeting, Mr. Wilton Looney will not be standing for reelection to the Board of Directors. RPC, Inc. offers our sincere thanks to Mr. Looney for his contributions and many years of dedicated service to the Board and various committees.

James B. Williams[*]
**Retired Chairman of the Executive Committee, SunTrust Banks, Inc. (Bank holding company)**

Gary W. Rollins[§]
**Vice Chairman and Chief Executive Officer, Rollins, Inc. (Consumer services)**

Richard A. Hubbell
**President and Chief Executive Officer**

James A. Lane, Jr.
**Executive Vice President, Marine Products Corporation and President, Chaparral Boats, Inc.**

Linda H. Graham
**Vice President and Secretary**

Bill J. Dismuke[°]
**Retired President, Edwards Baking Company**

Larry L. Prince
**Retired Chairman of the Board and Chief Executive Officer, Genuine Parts Company (Automotive parts distributor)**

## STOCKHOLDER INFORMATION

Corporate Office
**RPC, Inc.
2801 Buford Highway NE, Suite 520
Atlanta, Georgia 30329
Telephone: 404.321.2140**

Stock Listing
**New York Stock Exchange**

Ticker Symbol
**RES**

Investor Relations Website
**www.rpc.net**

Transfer Agent and Registrar
**For inquiries related to stock certificates, including changes of address, please contact:**

**American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800.937.5449**

Annual Meeting
**The annual meeting of RPC, Inc. will be held at 12:15 PM, April 23, 2013 at 2170 Piedmont Road, NE, Atlanta, GA 30324.**

Caution Concerning Forward-Looking Statements
This Annual Report contains statements that constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our enthusiasm about the changing domestic energy landscape and our position in the market that allows us to capitalize on it; our belief that we will continue to balance the long-term growth opportunities in our business with the need to mitigate the risks inherent with commodity price fluctuations and the potential for further downturns in the industry; our belief that our practice of capital discipline increases our returns on invested capital and positions us to take advantage of new opportunities; and our statement that we look forward to participating in our domestic energy landscape's evolution for many years in the future. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, those identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as part of this Annual Report. All of the foregoing risks and the uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated in the forward-looking statements.

[*] Member of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

[†] Chairman of the Audit Committee, Compensation Committee, Diversity Committee and Nominating and Governance Committee

[§] Member of the Executive Committee

[°] Member of the Audit Committee


RPC
An Oil & Gas Services Company

2801 Buford Highway NE, Suite 520
Atlanta, Georgia 30329

www.rpc.net